
04028726

BARNEYS NEW YORK


PROCESSED
MAY 19 2004
THOMSON
FINANCIAL

2003 ANNUAL REPORT


BARNEYS
NEW YORK
CO-OP
BARNEYS
CO-OP
BARNEYS
CO-OP
BARNEYS
CO-OP
CO-OP
CO OP



To Our Stockholders

2003 was a successful year for Barneys New York, characterized by strong growth and financial results and continued development of our proven business strategies. This year Barneys New York achieved all of its financial goals. Highlights of the year included our greatest fiscal year sales performance, and a double-digit increase in EBITDA* over the prior year.

Among the initiatives that we focused on during fiscal 2003 were:

Improved Customer Service

Throughout our stores, the Company continues to prioritize the enhancement of customer service. This was accomplished through initiatives focused on increasing awareness among our managers and sales associates to even further improve the customer experience and increase customer loyalty. These programs included the gathering of data through customer surveys and a mystery shopping program; the identification of top customers and new customers in order to retain and strengthen our relationships with those individuals; the creation of customer loyalty programs; and the continued training of our sales associates.

Flagship Renovations

We continued investing in our existing flagship stores, supplementing the considerable improvements made in the last two years, by expanding successful businesses and developing new opportunities in a manner consistent with the image of Barneys New York. These projects included:

- *Madison Avenue:* The continued expansion of Accessories and Fine Jewelry, the opening of the Completely Bare Spa in an area adjacent to the store's cosmetics department and the commencement of the buildout for the 2004 relocation of Chelsea Passage, our home and gifts department, to much larger space on the ninth floor.
- *Beverly Hills:* The relocation of the mens furnishings business to the fifth floor to make its adjacency to our mens clothing business more convenient to our customer. The updating of both mens apparel floors and the expansion of our women's shoe area.
- *Chicago:* The expansion of mens sportswear, womens shoes, womens designer and bridal.


Revenue
$371,169
$383,363
$409,477
$500
400
300
200
100
0
(millions)
01»
02†
03~
EBITDA*
$14,463
$30,862
$34,489
$40
30
20
10
0
(millions)
01»
02†
03~


SG&A Expenses (as a % of sales)
41.7%
40.4%
38.9%
50%
40
30
20
10
0
(percent)
01»
02†
03~

» 52-weeks ended Feb. 2, 2002 † 52-weeks ended Feb. 1, 2003 ~ 52-weeks ended Jan. 31, 2004

*For a reconciliation to the most directly comparable GAAP financial measure, see Item 6 of Barneys Form 10-K included herein.

CO-OP Expansion

We continued to focus on the disciplined ongoing expansion of our CO-OP concept by opening a store last fall in the South Beach section of Miami, and moving forward with an additional CO-OP location on the Upper West Side of New York City, which is scheduled to open in August 2004.

Merchandising

Major merchandise programs were developed to intensify the growth of specific businesses. The merchandising areas that benefited from these programs and contributed to the year's financial results included, but were not limited to, womens shoes, handbags, jewelry, mens sportswear and our mens and womens CO-OP areas. We continued to maintain strategic merchandise alliances that best support the Company's business. These have included the growth of established designer businesses and the development of new innovative talent identified by our merchants as significant designers for the future.

Public Relations and Marketing

- Regarding public relations, it's all about creating a "buzz". To that end, we have focused on relationships and events that best complimented the Barneys New York image. These included hosting major events for designers such as Emanuel Ungaro and Narciso Rodriguez, and for the film *The Last Samurai.* We also continued our relationship with the HBO program, "Sex and the City" in its highly publicized final season including both a location shoot in our Madison Avenue flagship store and the use of the show as the basis for our well-received holiday windows.
- We have expanded our targeted marketing through the continued use of innovative mailers. In addition to the individual catalogs for our semi-annual fashion introductions, we now have dedicated mailers for jewelry, handbags and shoes, CO-OP and the Barneys private collection. We also had our largest and most successful holiday catalog in 2003 that helped produce double-digit sales increases during the holiday period.
- We also launched our new Barneys New York website in 2003, which not only serves as an informational venue in the Barneys image but also offers a variety of merchandise selections for sale online.

Operations Review

Sales for the fiscal year of $409.5 million represented a 6.8% increase over the prior year's results. Comp store sales increased 6.2% for the period. A decrease in gross margin from 46.78% last year to 45.91% for 2003 was primarily attributable to a weak U.S. dollar. Net income, which was $7.1 million or 50 cents per diluted share for fiscal 2003 as compared with $8.5 million or 61 cents per share for fiscal 2002, reflected higher interest costs of $4.1 million attributable to the Company's debt refinancing. Selling, general and administrative expenses declined to 38.9% of sales in 2003 compared with 40.4% in the prior year. Our solid top line growth combined with our continued focus on controlling operating expenses contributed to an increase in EBITDA of 11.75% to $34.5 million for fiscal 2003 compared to $30.9 million in the prior year.

A relaunched website at Barneys.com offers information and a variety of merchandise selections for online sales.


BARNEYS
NEW YORK


BARNEYS
NEW YORK



2003 was a successful year for Barneys New York, characterized by strong growth and financial results and continued development of our proven business strategies.

Last April, the Company refinanced its long term debt and certain deferred rent obligations scheduled to mature at the conclusion of fiscal year 2003 by completing an offering for $106 million of senior notes which become due in 2008. This refinancing together with the ample availability under the Company's amended credit facility provides our Company with a sound capital structure to execute its future business plans.

We are already working on a number of strategic initiatives to ensure that 2004 continues the trend of successful years for our Company. These initiatives include:

- Enhancement of the customer service programs launched in 2003 with a continued emphasis on building loyal and profitable relationships with our customers.
- The opening of the new Chelsea Passage in its much larger space in our Madison Avenue location.
- The creation of a new designer floor in the Madison Avenue location's second floor premises.
- The conclusion of the substantial renovation in our Beverly Hills store with the completion of the new expanded accessories and cosmetics departments.
- The continuation of our strategy to grow the CO-OP concept, one of our fastest developing businesses targeting the younger customer, through the opening of additional CO-OP stores in appropriate markets in the United States.
- Further development of targeted marketing programs which will enhance sales performance and are consistent with the high quality of our trademark.
- Continued focus on the leveraging and control of our expenses wherever feasible.

Our performance over the last two years has illustrated that even in times of economic and geopolitical uncertainty Barneys New York can succeed by following our core business strategy. The last two years is a tribute to both that strategy and to our Company's ability to persevere. More significantly, it is a tribute to the focused hard work and teamwork of all of our employees, without whose commitment, we would not have achieved our recent levels of success. With our employees' continued dedication, the strength of our brand and the initiatives which are both already in place and which are planned for fiscal 2004, we believe that Barneys New York is well poised for further growth and continued success in the future.

Sincerely,

Howard Socol
Chairman,
President and CEO



The hit HBO program "Sex and the City" was highlighted in the annual holiday window displays at our flagship store in New York City.






2003 Form 10-K

The common stock of the registrant is quoted on the Nasdaq Over-The-Counter Bulletin Board service. The common stock of the registrant is only traded on a limited or sporadic basis and there is no established public trading market for such common stock. As of August 2, 2003, the aggregate market value of the registrant's voting common equity held by non-affiliates of the registrant, based on the $6.00 last average bid and asked price of the common stock on August 2, 2003, as reported on the Over-the-Counter Bulletin Board service, was approximately $20.3 million. For purposes of this computation, shares of common stock of the registrant beneficially owned by each officer and director of the registrant and by each of Whippoorwill Associates, Inc. (on behalf of its Discretionary Accounts) and Bay Harbour Management L.C. (on behalf of its Managed Accounts) and their respective affiliates are deemed to be beneficially owned by affiliates. Such determination should not be deemed an admission that such officers, directors and such other beneficial owners of common stock of the registrant are, in fact, affiliates of the registrant.

On April 23, 2004, the registrant had outstanding 14,126,489 shares of common stock, par value $0.01 per share, which is the registrant's only class of common stock.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, in connection with the Annual Meeting of Stockholders of the registrant to be held on June 17, 2004, are incorporated by reference into Part III of this report.

Unless otherwise expressly stated herein or the context otherwise requires, all references in this Form 10-K to (i) "Holdings" refer to Barneys New York, Inc., a Delaware corporation and the sole shareholder of Barney's, Inc., a New York corporation, (ii) "Barney's, Inc." refer to such New York corporation and (iii) "Barneys," "we," "us," "our," "our company" or "the Company" refer to Holdings and its direct and indirect subsidiaries, including Barney's, Inc. and its subsidiaries.

Forward-Looking Statements

Certain statements discussed in Item 1 (Business), Item 3 (Legal Proceedings), Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations), and elsewhere in this Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend," or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of future store openings and capital expenditures, the likelihood of our success in expanding our business, financing plans, working capital needs and sources of liquidity.

Forward-looking statements are only estimates or predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for the merchandise we sell, the introduction of new merchandise, store opening costs, expected pricing levels, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, the following:

- the continued appeal of luxury apparel and merchandise;
- economic conditions and their effect on consumer spending;
- our dependence on our relationships with some designers;
- our ability and the ability of our designers to design and introduce new merchandise that appeals to consumer tastes and demands;
- events and conditions in the New York City area;
- new competitors entering the market or existing competitors expanding their market presence;
- our ability to accurately predict our sales;
- the continued service of our key executive officers and managers;
- our being controlled by our principal stockholders;
- our ability to enforce our intellectual property rights and defend infringement claims;
- interruptions in the supply of the merchandise we sell;
- changing preferences of our customers;
- our ability to borrow additional funds;
- our substantial indebtedness;
- significant operating and financial restrictions placed on us by the indenture governing Barney's, Inc.'s 9.000% senior secured notes and our credit facility; and
- other factors referenced in this 10-K, including those set forth under "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations–Forward-Looking Statements."

We believe the forward-looking statements in this Form 10-K are reasonable. However, they are based on current expectations, speak only as of the date they are made, and are subject to change by reason of the factors and risks noted above, the passage of time or other circumstances. We undertake no obligation to update publicly any forward-looking statements in light of new information or future events, except as required by applicable laws, including the securities laws of the United States.

PART I

Item 1. Business

General

We are a leading upscale retailer of men's, women's and children's apparel and accessories and items for the home. We provide our customers with a wide variety of merchandise across a broad range of prices, including a diverse selection of Barneys label merchandise. Our preferred arrangements with established and emerging designers, combined with our creative merchandising, store designs and displays, advertising campaigns, publicity events and emphasis on customer service, have positioned us as a pre-eminent retailer of men's and women's fashion, cosmetics, jewelry and home furnishings.

We operate 21 inter-related stores in the United States under the "Barneys New York" trade name which cater to fashion-conscious customers. These stores include three flagship stores in prime retail locations, three smaller regional stores, and three CO-OP Barneys New York stores, all of which cater to customers seeking contemporary, urban casual apparel and accessories. Our 12 outlet stores cater to budget-minded yet fashion-conscious customers and our noted semi-annual warehouse sale events in New York City and Santa Monica, California enable us to sell our end-of-the-season residual merchandise and extend the Barneys New York brand to a wider range of customers. In September 2003, we also began selling a limited and highly edited assortment of products on our newly re-launched Barneys.com website further expanding our reach to both new and existing customers. In addition, we have entered into a licensing arrangement pursuant to which a third party operates two retail stores in Japan and a single in-store department in Singapore, all under the "Barneys New York" name. In October 2004, it is anticipated that this third party will be opening a third Barneys New York store in Ginza, Japan.

We drive sales by providing our customers with a carefully edited selection of high-fashion quality merchandise from leading and emerging designers. Our merchandising philosophy reflects a variety of fashion viewpoints and a culture of seeking out creative and innovative products. It has established Barneys as a premiere destination for fashion-conscious customers. We also strive to enhance our sales by expanding and reallocating existing space within our stores, attracting new customers, building upon our strong existing customer relationships and selectively increasing the number of our stores. Our experienced management team, led by Howard Socol, the former Chairman and Chief Executive Officer of Burdines, a division of Federated Department Stores, Inc., emphasizes disciplined financial management throughout our operations. We carefully monitor and have significantly reduced operating costs through a variety of initiatives over the years, including a rationalization of personnel hours, a reduction in the number of our administrative employees and the renegotiation of supply, service and benefit plan contracts. We continue to seek out new ways to reduce our operating costs which generally have the least impact to our customers.

We were founded in 1923 under the name "Barney's Clothes, Inc." Barneys consummated a plan of reorganization under Chapter 11 of the Bankruptcy Code on January 28, 1999. Pursuant to the plan, Holdings was formed and all the equity interests in Barney's, Inc. were transferred to Holdings, making Barney's, Inc. a wholly-owned subsidiary of Holdings. Holdings has no independent operations and its primary asset consists of shares of Barney's, Inc.

Business Strengths

Strong Designer Relationships. We sell merchandise from leading designers including Giorgio Armani, Manolo Blahnik, Marc Jacobs, Prada, Jil Sander and Ermenegildo Zegna. We were the first to introduce a number of designers, including both Giorgio Armani and Prada, into the high-fashion market in the United States. Our stores are also a showcase for emerging designers, whom we identify and help to develop. By cultivating strong relationships with emerging designers, we are able to introduce their merchandise to the high-fashion market, often on an initially exclusive basis. We further strengthen our relationships with both established and emerging designers through design and product suggestions and by providing them with detailed feedback on their collections that we gather from our customers.

Barneys Label Merchandise. We complement our designer merchandise with a diverse selection of Barneys label merchandise, including ready-to-wear apparel, handbags, shoes, dress shirts, ties and sportswear. Barneys label merchandise is manufactured by independent third parties according to our specifications. We are intensively involved in all aspects of the design and manufacture of this collection. This merchandise complements and is of comparable quality to our designer merchandise. Our Barneys label merchandise constituted approximately 16% of our net sales for our fiscal year ended January 31, 2004, is generally less expensive than our designer merchandise and generates higher margins.

Strong Brand Image. We benefit greatly from the strong Barneys New York brand image as a fashion leader, which we have developed during the past three decades. We believe that our brand image is further enhanced through our consistently creative and innovative merchandising, store designs and displays, including our renowned flagship store windows, advertising campaigns and publicity events, all of which emphasize taste, luxury and humor. Our flagship stores reflect the luxury and distinct style of the merchandise we sell and establish and promote the Barneys New York brand image as a pre-eminent retailer of men's and women's fashion. In addition to our direct advertising, we receive frequent press coverage from independent publications. This coverage features our merchandise and reports our launches of new collections and new designers, further strengthening our brand image.

Relationship-Driven Customer Service. We maintain a strong focus on providing consistently high levels of customer service. We utilize third parties to conduct customer surveys and mystery shopping programs to gain additional insights about the shopping experience in our stores and to identify areas for improvement. Our sales associates, particularly those at our flagship stores, maintain customer profile books to serve specific customers better by providing merchandise suggestions tailored to their personal tastes and by making them aware of new merchandise and sales events. These sales associates also receive extensive in-house product training and participate in vendor clinics to familiarize themselves with the styles, fabrics and workmanship of our designer collections. In addition, our customer loyalty program provides incentives to customers who use our proprietary credit card.

Prime Store Locations. The location of our flagship stores in prime retail locations contributes to the strong Barneys New York brand image. These locations are Madison Avenue in New York City, Wilshire Boulevard off Rodeo Drive in Beverly Hills and Oak Street in Chicago. We believe that our three flagship stores are premiere destinations for fashion-conscious customers. All of our flagship stores are leased under long-term leases, with initial terms ranging from ten to twenty years with multiple ten-year renewal options.

Proven Management Team. We have a strong and dedicated management team with significant experience in the upscale fashion market and retailing industry. Our Chief Executive Officer, Howard Socol, brings more than 30 years of industry experience to Barneys. Mr. Socol previously served as Chairman and Chief Executive Officer of Burdines Department Stores from 1984 to 1997. During that time, Burdines' business expanded from 25 stores as of January 28, 1984 to 48 stores as of February 1, 1997 and its sales grew from approximately $692 million in 1984 to approximately $1.3 billion in 1996. Additionally, Thomas Kalenderian, our Executive Vice-President — Men's Merchandising, has been with us for 23 years, and Judith Collinson, our Executive Vice-President — Women's Merchandising, has been with us for 16 years. During their tenure with Barneys, Mr. Kalenderian and Ms. Collinson have been instrumental in developing and implementing our merchandising strategy, including our relationships with designers and the design and procurement of Barneys label merchandise.

Business Strategy

Our business strategy is focused on increasing comparable store sales, reducing operating expenses and selectively expanding our store base.

Increase Comparable Store Sales. We are focused on maximizing the profitability of existing space, particularly in our flagship stores. We constantly consider opportunities to reallocate floor space to merchandise that can provide higher sales per square foot or higher profit margins. For example, in a prior year the restaurant in our New York City flagship store was moved from the lower level to the then unused ninth floor. This enabled us to expand our main floor women's accessories business and to utilize the lower level space to expand our more profitable cosmetics sales area, without adversely affecting the restaurant's revenues. Additionally, in a prior year we also reallocated floor space in our New York City flagship store to expand our women's shoe department. This department generated approximately three times more sales per square foot than the merchandise previously sold in the area that has been incorporated into our expanded women's shoe department. We continue to implement this strategy of maximizing existing space in our other flagship stores and regional and outlet locations, tailoring the enhancements to individual store sales trends and tastes.

In the current year we began significant projects in both our Beverly Hills and Madison Avenue flagship stores. The renovation project in Beverly Hills includes the consolidation of our men's offerings into two dedicated floors freeing up space on the main floor to significantly intensify our women's shoes, accessories and jewelry businesses. At Madison Avenue, we are relocating and significantly expanding our Chelsea Passage (items for the home) business to currently unproductive space on the ninth floor of that store. By doing this, we are freeing up space to further expand and intensify our women's designer and ready-to-wear businesses. The renovations in these two stores are expected to be substantially complete by the end of the Spring 2004 season. In addition to the above, our continued focus on customer service and expanded marketing efforts, including increased advertising, are designed to increase sales to our existing customers and to attract new customers.

Reduce Operating Expenses. We have a highly-disciplined approach to managing expenses throughout our operations. Over the last several years, we have reduced fixed costs through the implementation of a number of expense reduction initiatives, including reducing the number of our administrative personnel, rebidding repair and maintenance contracts, reducing employee benefits and reducing our packaging and general office overhead costs. In addition, we continue to upgrade inventory controls and security measures in our stores in an effort to reduce inventory shrinkage. We continuously review our operations and the related expenses to identify cost reduction initiatives to improve profitability.

Limited and Disciplined New Store Openings. In May 2000 we opened a CO-OP store in the Chelsea neighborhood of New York City, and in March 2002 we opened a second CO-OP store in the SoHo neighborhood of New York City. In September 2003, we opened our first CO-OP store outside of the New York area in the South Beach section of Miami, Florida. These stores, which are an extension of the CO-OP departments in our flagship stores, achieved aggregate net sales of $11.2 million in the fiscal year ended January 31, 2004 (reflecting twelve months of operations for the two New York stores and five months of operations for our Miami store). We continue to evaluate opportunities to expand our CO-OP store base in a selective and financially disciplined manner. We expect to open approximately ten additional CO-OP stores over the next five years, at a cost of between $1.0 million and $1.5 million each. We believe that the new CO-OP stores will increase customer awareness of the Barneys New York name and enhance the strong Barneys New York brand image.

Retailing Operations

We sell to consumers primarily through three inter-related distribution channels, consisting of full-price stores, outlet stores, and warehouse sale events. While these three distribution channels differ in both size and price-points, each is merchandised in its own way, with a wide range of high-quality merchandise that generally appeals to fashion-conscious customers. Our inventory supply chain is managed throughout these three distribution channels, which are discussed in more detail below.

Full-Price Stores. We operate nine full-price stores consisting of:

Flagship Stores — We operate three large flagship stores in prime retail locations in New York, Beverly Hills and Chicago. The three large flagship stores establish and promote Barneys New York as a pre-eminent retailer of men's and women's fashion. These stores offer customers a wide variety of merchandise, including apparel, accessories, cosmetics and items for the home, catering to affluent, fashion-conscious customers. We also seek to ensure that the ambience of our flagship stores reflects the luxury and distinct style of the merchandise that we sell. The flagship stores in New York and Beverly Hills also include restaurants managed by third-party contractors.

Regional Stores — We operate three smaller regional stores in the following locations: Manhasset, NY, Seattle, WA and Chestnut Hill, MA. The three smaller regional stores, which provide a limited selection of the merchandise offered in the flagship stores, cater to similar customers as our flagship stores in more localized markets.

CO-OP Stores — We operate three smaller CO-OP stores in the following locations: two in New York City and one in Miami. These free-standing stores are an extension of the CO-OP departments in our flagship stores and focus on providing customers with a selection of high-end, contemporary, urban casual apparel and accessories, often at price points that are slightly lower than our non-CO-OP merchandise. CO-OP stores provide us with the opportunity to develop one of our fastest growing merchandise categories in a less capital intensive manner, relative to our other full-price stores. These stores give us the opportunity to enter new markets and expand in our existing markets while broadening our client base by targeting the younger designer customer. In addition, since we will be attracting our Barneys customer earlier in their life cycle, we also believe this format can serve as the initial entrée for the shopper who will ultimately develop into our regional and flagship store customers. Similar to our CO-OP departments, our CO-OP stores offer merchandise from established and emerging designers, as well as our Barneys label.

Outlet Stores. We operate twelve outlet stores across the country. The outlet stores leverage the Barneys New York brand to reach a wider audience by providing a lower priced version of the sophistication, style and quality of the retail experience provided in the full-price stores. These stores, which typically operate with a low cost structure, also provide a clearance vehicle for residual merchandise from the full-price stores. The outlet stores, which sell designer and Barneys label apparel and accessories, serve budget-minded yet fashion-conscious customers. They are located in high-end outlet centers and serve a high number of destination shoppers and tourists.

Warehouse Sale Events. We operate four warehouse sale events annually, one each spring and fall season in both New York and Santa Monica, California. The warehouse sale events provide another vehicle for liquidation of end of season residual merchandise, as well as a low cost extension of the Barneys New York brand to a wider audience. The events attract a wide range of shoppers, mostly bargain hunters who value quality and fashion.

Licensing Arrangements

BNY Licensing Corp., a wholly-owned subsidiary of Barneys, is party to licensing arrangements pursuant to which:

- two retail stores are operated in Japan and a single in-store department is operated in Singapore under the name "Barneys New York," each by an affiliate of Isetan Company Limited; and
- Barneys Asia Co. LLC, which is 70% owned by BNY Licensing and 30% owned by an affiliate of Isetan, has the exclusive right to sublicense the Barneys New York trademark throughout Asia, excluding Japan.

These arrangements were established, under the plan of reorganization pursuant to which Barneys emerged from bankruptcy, as part of the settlement of claims filed by Isetan and its affiliates in the bankruptcy aggregating more than $365 million and pending litigation and arbitration proceedings involving Barneys and Isetan and its affiliates. With regard to the first licensing agreement, Isetan was given an assignment of 90% of the annual minimum royalties, pursuant to the plan of reorganization. The amount of the annual royalty assigned to Isetan increases each year from $3.2 million for the first twelve months of the agreement to $5.2 million for the final license year ending in December 2015. As a result of the assignment, Barneys only receives ten percent (10%) of the total royalty payable pursuant to the trademark license agreement. As the royalty is paid in Japanese Yen, Barneys determined the U.S. dollar equivalent of the royalty as of January 31, 2004 using a conversion rate of 105.8. For a description of the terms of the licensing arrangements, see note 7 to our audited consolidated financial statements.

Trademarks and Service Marks

We own our trademarks and service marks, including the "Barneys New York" and "Barneys" marks. Our trademarks and service marks are registered in the United States and some countries in Asia. The term of these registrations is generally ten years, and they are renewable for additional ten-year periods indefinitely, so long as the marks are still in use at the time of renewal. We are not aware of any claims of infringement or other challenges to our right to register or use our marks in the United States. We regard our trademarks and service marks as valuable assets in the marketing of our products and take appropriate action when necessary to protect them.

Seasonality

The specialty retail industry is seasonal in nature, with a high proportion of sales and operating income generated in the November and December holiday season. As a result, our operating results are significantly affected by the holiday selling season. Seasonality also affects working capital requirements, cash flow and borrowings as inventories build in September and peak in October in anticipation of the holiday selling season. Our dependence on the holiday selling season is mitigated by the sales and income generated by our warehouse sale events held in February and August.

The following table sets forth net sales and net income (loss) for the fiscal years ended January 31, 2004 and February 1, 2003. This quarterly financial data is unaudited but gives effect to all adjustments necessary, in the opinion of Barneys' management, to present fairly this information.

	Fiscal 2003 – Quarter Ended			
($ in thousands)	**5/3/03**	**8/2/03**	**11/1/03**	**1/31/04**
Net sales	$91,385	$88,707	$111,893	$117,492
As % of period	22%	22%	27%	29%
Net (loss) income	(1,210)	(2,102)	4,141	6,311

	Fiscal 2002 – Quarter Ended			
($ in thousands)	**5/4/02**	**8/3/02**	**11/2/02**	**2/1/03**
Net sales	$92,475	$81,603	$103,299	$105,986
As % of period	24%	21%	27%	28%
Net income (loss)	478	(439)	2,877	5,550

Competition

The retail industry, in general, and the upscale retail apparel business, in particular, are intensely competitive. Competition is strong for customers, sales and vendor resources.

Generally, our flagship, regional and CO-OP stores compete with both specialty stores and department stores, while our outlet stores and warehouse sale events compete with off-price and discount stores, in the geographic areas in which they operate. Several department store, specialty store, and vendor store competitors also offer catalog and more extensive internet shopping that also compete with us.

We compete for customers principally on the basis of quality, fashion, assortment and presentation of merchandise, customer service, marketing and, at times, store ambiance. In our luxury retail business, merchandise assortment is a critical competitive factor, and retail stores compete for exclusive, preferred and limited distribution arrangements with key designers. In addition, we face increasing competition from our designer resources, which have established or expanded their market presence with their own dedicated stores. Some of the retailers with which we compete have substantially greater financial resources than we have and may have other competitive advantages over us.

Merchandising

In addition to selling the products of a number of leading designers, including Giorgio Armani, Manolo Blahnik, Marc Jacobs, Prada, Jil Sander and Ermenegildo Zegna, we also offer a diverse selection of unique, Barneys label merchandise (primarily under the "Barneys New York" and "CO-OP" labels). In the fiscal year ended January 31, 2004, our ten top designers (including all brands owned by those designers) accounted for approximately 27% of our total sales, and our two top designers (including all brands owned by those designers) accounted for approximately 10% and 4%, respectively, of our total sales. If one or more of our top designers were to cease providing us with adequate supplies of merchandise, our business might, in the short term, be adversely affected. However, management believes that alternative supply sources exist to fulfill our requirements in the event of a disruption. In addition, if one or more of our top designers were to increase sales of merchandise through its own stores or to the stores of our competitors, our business could be materially adversely affected.

Employees

As of January 31, 2004, we employed approximately 1,400 people. Our staffing requirements fluctuate during the year as a result of the seasonality of the retail apparel industry, and we add approximately 200 employees during the holiday selling season. Approximately 500 of our employees are represented by unions, and we believe that overall our relationship with our employees and these unions is good. During our more than fifty-year relationship with unions representing our employees, we have never been subjected to a strike or work stoppage.

Government Regulation

Our proprietary credit card operations, as well as those of third-party credit card providers, are subject to numerous federal and state laws, including laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. Any change in these regulations that would materially limit the availability of credit to our customers could adversely affect our business, financial condition and results of operations. Our practices, as well as our competitors' practices, are also subject to review in the ordinary course of business by the Federal Trade Commission. We believe that we are currently in material compliance with all applicable state and federal regulations.

Additionally, we are subject to certain customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances, that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. We undertake to monitor changes in these laws and believe that we are in material compliance with applicable laws with respect to these practices.

Available Information

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge through our website at www.Barneys.com as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Also, copies of the Company's annual report on Form 10-K will be made available, free of charge, upon written request.

Item 2. Properties

Our principal facilities include corporate offices, a central alterations facility, a distribution center and three flagship stores. We lease all of our facilities. All of our flagship stores are leased under long-term leases, with initial terms ranging from ten to twenty years with multiple ten-year renewal options. The following table lists the location, type, and approximate gross and selling square footage of each of our facilities as of January 31, 2004:

Location	Type	Approximate Gross Square Feet	Approximate Selling Square Feet
New York, NY	Corporate Offices	46,000	—
New York, NY	Central Alterations Facility	32,968	—
Lyndhurst, NJ	Distribution Center	180,000	—
New York, NY	Flagship Store	240,000	113,920
Beverly Hills, CA	Flagship Store	120,000	60,671
Chicago, IL	Flagship Store	50,000	21,913
Manhasset, NY	Regional Store	19,052	12,646
Chestnut Hill, MA	Regional Store	6,234	4,165
Seattle, WA	Regional Store	11,113	6,406
New York, NY (Wooster Street)	CO-OP Store	7,000	3,782
New York, NY (17th Street)	CO-OP Store	7,038	5,800
Miami, FL	CO-OP Store	9,038	6,858
Harriman, NY	Outlet Store	9,576	7,468
Cabazon, CA	Outlet Store	7,026	4,930
Camarillo, CA	Outlet Store	7,500	5,471
Clinton, CT	Outlet Store	7,525	4,898
Riverhead, NY	Outlet Store	7,500	5,077
Wrentham, MA	Outlet Store	7,500	5,012
Waikele, HI	Outlet Store	6,295	4,766
Carlsbad, CA	Outlet Store	7,500	4,969
Napa Valley, CA	Outlet Store	5,500	3,877
Orlando, FL	Outlet Store	6,000	3,965
Allen, TX	Outlet Store	7,000	4,801
Leesburg, VA	Outlet Store	6,000	4,224

We also license, on a short-term basis, facilities for our semi-annual Santa Monica, CA warehouse sale events. We believe that all of our facilities are suitable and adequate for the current and anticipated conduct of our operations.

Item 3. Legal Proceedings

The Company is involved in various legal proceedings which are routine and incidental to the conduct of our business. Management believes that none of these proceedings, if determined adversely to us, would have a material effect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of Holdings

Set forth below are the names, ages, positions and business backgrounds of all of the executive officers of Holdings. Except as otherwise indicated, each executive officer has held his current position for the past five years.

Name	Age at January 31, 2004	Position
Howard Socol	58	Chairman, President and Chief Executive Officer
Judith Collinson	52	Executive Vice President – Women's Merchandising
Thomas Kalenderian	46	Executive Vice President – Men's Merchandising
Marc H. Perlowitz	49	Executive Vice President – General Counsel and Human Resources, Secretary
Karl Hermanns	39	Executive Vice President – Operations
Michael Celestino	47	Executive Vice President – Store Operations
Steven M. Feldman	40	Executive Vice President and Chief Financial Officer
David New	47	Executive Vice President – Creative Services
Vincent Phelan	38	Senior Vice President – Treasurer

Howard Socol has been the Chairman, President and Chief Executive Officer of Holdings since January 8, 2001. Mr. Socol was the Chief Executive Officer of J. Crew Group, Inc., a retailer of women's and men's apparel, shoes and accessories, from February 1998 through January 1999. From 1969 to 1997, Mr. Socol served in various management positions at Burdines, a division of Federated Department Stores, Inc., becoming President in 1981 and Chairman and Chief Executive Officer in 1984, a position he held until his retirement in 1997. Mr. Socol is also a director of Liz Claiborne Inc.

Judith Collinson started with Barneys in 1989 as an Accessories Buyer. Prior to her current position, she had been responsible for Accessories and Private Label Collections. She was promoted to Executive Vice President and General Merchandising Manager for all women's merchandising in May 1998. Ms. Collinson is also responsible for women's shoes and cosmetics.

Thomas Kalenderian has been at Barneys for 23 years. His responsibilities have increased over time until he was promoted to Executive Vice President and General Merchandising Manager for all men's merchandising in July 1997. Mr. Kalenderian is responsible for developing and implementing menswear strategy and manages many of the key vendor relationships for the menswear, children's and gifts for the home businesses.

Marc H. Perlowitz joined Barneys in September 1985. He was promoted to Executive Vice President, General Counsel and Human Resources of Barneys in October 1997. Mr. Perlowitz' responsibilities include direct responsibility for all legal matters of Holdings and its affiliates. He is responsible for Human Resources which includes compensation, benefits, labor relations, training, recruiting, employee policies and procedures and company communications. He is also responsible for real estate and risk management.

Karl Hermanns has been with Barneys since July 1996 and previously was responsible for Financial and Strategic Planning. During his tenure, he has assumed other responsibilities and is currently responsible for Marketing, Merchandise Planning, Management Information Systems, Distribution, Imports and our Central Alterations department. Mr. Hermanns was promoted to Executive Vice President in February 2000. Prior to joining Barneys, Mr. Hermanns spent 10 years with Ernst & Young LLP in their audit and corporate finance practices.

Michael Celestino has been with Barneys since November 1991 and has served in a number of store operations capacities during that period. Mr. Celestino is currently responsible for all store operations including full-price stores, outlet stores and our warehouse sale events. He was promoted to Executive Vice President in February 2000.

Steven M. Feldman has been with Barneys since May 1996 when he joined as Controller. During his tenure he assumed additional responsibilities and was appointed as Chief Financial Officer in May of 1999. Prior to joining Barneys, Mr. Feldman was a Senior Manager at Ernst & Young LLP principally serving retail engagements. Mr. Feldman was promoted to Executive Vice President in March 2000.

David New has been with Barneys since 1992 when he joined as Men's Display Manager of the 17th Street store in New York City. Mr. New's responsibilities have increased over time and in March of 2000 he was promoted to Executive Vice President — Creative Services. In that capacity, Mr. New is responsible for Store Design, Display, Advertising and Publicity.

Vincent Phelan has been with Barneys since August 1995 when he joined as Director of Finance. Prior to joining Barneys, Mr. Phelan was the Deputy Director of Finance at the United States Tennis Association, Inc. in White Plains, NY from January 1993 to July 1995. Mr. Phelan was promoted to Vice President — Treasurer in January 1999 and Senior Vice President in March 2000. Mr. Phelan is a certified public accountant and is responsible for financial planning and analysis, cash management, banking relations, taxes and facilities.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Holdings common stock is quoted on the Nasdaq Over-The-Counter Bulletin Board service under the symbol "BNNY." Holdings common stock is only traded on a limited or sporadic basis and there is no established public trading market for such common stock. The following table sets forth the reported high and low bid prices of Holdings common stock on the Nasdaq Over-The-Counter Bulletin Board service for each fiscal quarter during the period from February 3, 2002 through January 31, 2004. The quotations listed below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	High Bid	Low Bid
Fiscal Year Ended February 1, 2003:		
First Quarter		
(February 3, 2002 – May 4, 2002)	$ 5.40	$ 1.50
Second Quarter		
(May 5, 2002 – August 3, 2002)	3.90	3.01
Third Quarter		
(August 4, 2002 – November 2, 2002)	3.55	2.65
Fourth Quarter		
(November 3, 2002 – February 1, 2003)	4.26	3.00
Fiscal Year Ended January 31, 2004:		
First Quarter		
(February 2, 2003 – May 3, 2003)	5.50	3.80
Second Quarter		
(May 4, 2003 – August 2, 2003)	6.50	4.49
Third Quarter		
(August 3, 2003 – November 1, 2003)	6.05	5.00
Fourth Quarter		
(November 2, 2003 – January 31, 2004)	10.25	5.50

Holders

As of April 23, 2004, there were 888 holders of record of Holdings common stock.

Dividends

The terms of the indenture governing Barney's, Inc.'s 9.000% Senior Secured Notes and our credit facility restrict the ability of Barney's, Inc. to make distributions to Holdings and, consequently, restrict the ability of Holdings to pay dividends on shares of Holdings common stock. In addition, the guarantee by Holdings of the credit facility prohibits Holdings from declaring dividends on shares of its capital stock, with the exception of dividends payable to holders of shares of Holdings preferred stock. Holdings has no present intention to declare dividends on shares of its common stock.

Item 6. Selected Financial Data

The selected consolidated historical financial data set forth in the table below as of and for each of the five fiscal years in the period ended January 31, 2004, are derived from our consolidated financial statements for such periods.

The selected consolidated historical financial data should be read in conjunction with the financial statements and the related notes and other information contained elsewhere in this Form 10-K, including information set forth herein under "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Fiscal Year Ended January 31, 2004	Fiscal Year Ended February 1, 2003	Fiscal Year Ended February 2, 2002	Fiscal Year Ended February 3, 2001	Fiscal Year Ended January 29, 2000
	(amounts in thousands, except per share and operating data)				
Statement of Operations Data:					
Net Sales	$ 409,477	$ 383,363	$ 371,169	$ 404,321	$ 366,802
Gross Profit	187,981	179,348	162,324	187,596	173,515
Selling, General and Administrative Expenses (including occupancy expenses)[1]	159,364	154,813	154,818	161,523	152,445
Depreciation and Amortization[2]	11,531	10,760	18,802	18,027	17,440
Other Income — Net[3]	(5,872)	(6,327)	(6,957)	(4,833)	(4,355)
Interest and Financing Costs, Net of Interest Income	15,143	11,036	10,393	11,723	12,968
Income Taxes	675	600	439	546	363
Net Income (Loss)	7,140	8,466	(15,171)	610	(5,346)
Basic Earnings (Loss) Per Share	$ 0.51	$ 0.61	$ (1.09)	$ 0.04	$ (0.42)
Diluted Earnings (Loss) Per Share	$ 0.50	$ 0.61	$ (1.09)	$ 0.04	$ (0.42)
Selected Operating Data:					
Comparable Store Net Sales Increase (Decrease)[4]	6.2%	2.9%	(7.7)%	9.7%	9.0%
Number of Stores	21	20	19	18	16
Other Financial Data:					
EBITDA[5]	$ 34,489	$ 30,862	$ 14,463	$ 30,906	$ 25,425
Net Cash Provided by Operating Activities	25,272	14,141	14,011	23,042	15,005
Net Cash Used in Investing Activities	9,036	10,882	11,369	6,256	3,585
Capital Expenditures	9,036	11,082	11,982	8,499	6,224
Net Cash Used in Financing Activities	7,781	6,983	9,176	9,750	7,911
Balance Sheet Data:					
Cash and Cash Equivalents	$ 15,566	$ 7,111	$ 10,835	$ 17,369	$ 10,333
Fixed Assets at Cost, Less Accumulated Depreciation and Amortization	47,769	50,463	50,141	48,170	48,974
Total Assets	318,600	301,793	296,980	323,859	324,482
Total Debt	90,536	75,956	81,048	89,315	105,915
Redeemable Preferred Stock	500	500	500	500	500
Total Stockholders' Equity	165,792	155,584	146,622	161,793	153,996

(1) Selling, General and Administrative Expenses for the fiscal year ended February 3, 2001 include the benefit of a $1.5 million reversal of a Predecessor Company liability favorably settled in that fiscal year.

(2) In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", beginning in the fiscal year ended February 1, 2003, we stopped amortizing our excess reorganization value. Amortization of excess reorganization value was approximately $8.8 million, $8.7 million and $8.8 million in the fiscal years ended February 2, 2002, February 3, 2001 and January 29, 2000, respectively.

(3) Other Income — Net primarily includes finance charge income generated from our proprietary credit card operations. Other Income — Net for the fiscal year ended February 2, 2002 includes a gain of $926,000 related to insurance recoveries associated with the loss of one of our stores due to the September 11 events and the benefit of a $913,000 reversal of a Predecessor Company liability favorably settled in that fiscal year. Other Income — Net for the fiscal year ended February 1, 2003 includes a gain of $523,000 related to additional insurance recoveries associated with the loss of one of our stores in the prior fiscal year due to the September 11 events and the benefit of a $400,000 gain from the sale of a trademark. Other Income – Net for the fiscal year ended January 31, 2004 includes $750,000 representing the receipt of the first of two equal payments pursuant to the first amendment of the trademark license agreement with Isetan (see note 7 to our consolidated financial statements).

(4) All stores that are open as of the beginning and end of the pertinent fiscal periods, regardless of relocation or expansion of existing square footage, are considered to be comparable stores for purposes of determining the comparable net store sales increases (decreases). All stores closed during a fiscal period are excluded from the determination of the comparable net store sales increases (decreases) effective with the date of closing.

(5) EBITDA for each period represents the sum of (a) the respective amounts of Net Income (Loss) set forth above for that period and (b) the respective amounts of Interest and Financing Costs, Net of Interest Income, Income Taxes and Depreciation and Amortization. The following table reconciles Net Income (Loss) to EBITDA:

	Fiscal Year Ended January 31, 2004	Fiscal Year Ended February 1, 2003	Fiscal Year Ended February 2, 2002	Fiscal Year Ended February 3, 2001	Fiscal Year Ended January 29, 2000
			($ in thousands)		
Net Income (Loss)	$ 7,140	$ 8,466	$ (15,171)	$ 610	$ (5,346)
Interest and Financing Costs, Net of Interest Income	15,143	11,036	10,393	11,723	12,968
Income Taxes	675	600	439	546	363
Depreciation and Amortization	11,531	10,760	18,802	18,027	17,440
EBITDA	$ 34,489	$ 30,862	$ 14,463	$ 30,906	$ 25,425

EBITDA is not an alternative measure of operating results or cash flows from operations, as determined in accordance with accounting principles generally accepted in the United States. We have included EBITDA because we believe it is an indicative measure of our operating performance and our ability to meet our debt service requirements and is used by investors and analysts to evaluate companies in our industry. EBITDA is also a measure utilized in a covenant contained in our credit facility and in a covenant in the indenture governing the 9.000% senior secured notes that limits our ability to incur indebtedness.

As presented by us, EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should be considered in addition to, not as a substitute for, operating income, net (loss) income, cash flow and other measures of financial performance and liquidity reported in accordance with accounting principles generally accepted in the United States. In addition, a substantial portion of our EBITDA must be dedicated to the payment of interest on our indebtedness and to service other commitments, thereby reducing the funds available to us for other purposes. Accordingly, EBITDA does not represent an amount of funds that is available for management's discretionary use. See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are a leading upscale retailer of men's, women's and children's apparel and accessories and items for the home. We provide our customers with a wide variety of merchandise across a broad range of prices, including a diverse selection of Barneys label merchandise.

Barneys consummated a plan of reorganization under Chapter 11 of the Bankruptcy Code on January 28, 1999. Pursuant to the plan, Holdings was formed and all the equity interests in Barney's, Inc. were transferred to Holdings, making Barney's, Inc. a wholly-owned subsidiary of Holdings. Holdings has no independent operations and its primary asset consists of shares of Barney's, Inc.

Overview

Overall, the fiscal 2003 operating results reflect our continued focus on driving sales, controlling expenses, providing exceptional customer service and executing key merchandising initiatives. Strong sales growth in the last three quarters of the year were bolstered, to an extent, by a recovery in the luxury sector, driven in part by stronger financial markets and consumer confidence. In contrast, first quarter comparable store sales results were negatively impacted by unusually harsh weather in the Northeast, as well as other external factors including the threat of war in Iraq, continued weakness in the economy and soft financial markets.

During the year, we continued to focus on improving sales productivity within our existing stores by continuing to reconfigure and reallocate existing selling space to more productive merchandise categories or by creating additional selling space by recapturing "non-productive" space. In addition, we sought to grow our sales by strategically increasing the breadth and depth of our product offerings of our new or established brands. We continued the roll-out of our CO-OP stores with the opening of our third free-standing store in Miami in September 2003 and we also re-launched the Barneys.com website, which includes information about the Company and an e-tailing component featuring a limited assortment of merchandise. Our comparable store sales growth of approximately 10% in the fourth quarter helped us end the year with a record sales performance. Sales in fiscal 2003 continued to be positively impacted by additional direct mail and print marketing campaigns, particularly in the fourth quarter which included the production of our largest holiday mailer to date. Sales efforts during that important holiday selling season were also supported with the addition of extra selling associates in our stores to appropriately service our customers.

General

Comparable Store Net Sales. We determine comparable store net sales increases or decreases using the net sales of all stores that are open as of the beginning and end of the pertinent fiscal period, regardless of store relocation or expansion of existing square footage. Net sales of all stores closed during a fiscal period are excluded from the determination of the comparable net store sales increases (decreases) effective with the date of closing.

Expense classification. Cost of sales includes the cost of merchandise sold as well as costs associated with the purchase of that merchandise, primarily including inbound freight and duty costs, buying agent costs, foreign exchange gains and losses on settlement of foreign denominated purchases, sample costs and label costs. All other expenses, except depreciation and amortization, interest and income taxes, but including internal transfer costs and warehousing and distribution expenses, are included in selling, general and administrative expenses, because the predominant costs associated with these expenses, most notably occupancy costs and personnel costs, are general and administrative in nature. Based on these classifications, our gross margins may not be comparable to those of other entities, since some entities include the costs related to their distribution network and retail store rent expenses in cost of sales, whereas others, like us, exclude these costs from gross margin, including them instead in selling, general and administrative expenses.

Results of Operations

The following table includes earnings before Interest and Financing Costs, Net of Interest Income, Income Taxes and Depreciation and Amortization (or EBITDA) as a percentage of Net Sales and also includes Net Income (Loss) as a percentage of Net Sales. EBITDA is not an alternative measure of operating results or cash flows from operations, as determined in accordance with accounting principles generally accepted in the United States. We have included EBITDA because we believe it is an indicative measure of our operating performance and our ability to meet our debt service requirements and is used by investors and analysts to evaluate companies in our industry. EBITDA is also a measure utilized in a covenant contained in our credit facility and in a covenant in the indenture governing the 9.000% senior secured notes that limits our ability to incur indebtedness. As presented by us, EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA should be considered in addition to, not as a substitute for, operating income, net income (loss), cash flow and other measures of financial performance and liquidity reported in accordance with accounting principles generally accepted in the United States. In addition, a substantial portion of our EBITDA must be dedicated to the payment of interest on our indebtedness and to service other commitments, thereby reducing the funds available to us for other purposes. Accordingly, EBITDA does not represent an amount of funds that is available for management's discretionary use.

	Fiscal Year Ended		
	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	54.1	53.2	56.3
Gross Profit	45.9	46.8	43.7
Selling, General and Administrative Expenses (Including Occupancy Expenses)	38.9	40.4	41.7
Other Income — Net[1]	(1.4)	(1.7)	(1.9)
Earnings before Interest and Financing Costs, Net of Interest Income, Income Taxes and Depreciation and Amortization (EBITDA)[2]	8.4	8.1	3.9
Interest and Financing Costs, Net of Interest Income, Income Taxes and Depreciation and Amortization	6.7	5.9	8.0
Net Income (Loss)	1.7%	2.2%	(4.1)%

(1) Other Income — Net primarily includes finance charge income generated from our proprietary credit card operations. Other Income — Net for the fiscal year ended February 2, 2002 also includes a gain of $926,000 related to insurance recoveries associated with the loss of one of our stores due to the September 11 events and the benefit of a $913,000 reversal of a Predecessor Company liability favorably settled in that fiscal year. Other Income — Net for the fiscal year ended February 1, 2003 also includes a gain of $523,000 related to additional insurance recoveries associated with the loss of one of our stores in the prior fiscal year due to the September 11 events and the benefit of a $400,000 gain from the sale of a trademark. Other Income – Net for the fiscal year ended January 31, 2004 includes $750,000 representing the receipt of the first of two equal payments received pursuant to the first amendment of the trademark license agreement with Isetan (see note 7 to our consolidated financial statements).

(2) EBITDA as a percentage of net sales for each period represents the sum of (a) the respective amounts of Net Income (Loss) set forth above for such period plus (b) the respective amounts of Interest and Financing Costs, Net of Interest Income, Income Taxes and Depreciation and Amortization for such period. The following table reconciles Net Income (Loss) as a percentage of net sales to EBITDA as a percentage of net sales:

	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002
Net Income (Loss)	1.7%	2.2%	(4.1)%
Plus			
Interest and Financing Costs,			
Net of Interest Income	3.7	2.9	2.8
Income Taxes	0.2	0.2	0.1
Depreciation and Amortization	2.8	2.8	5.1
EBITDA	8.4%	8.1%	3.9%

Fiscal Year Ended January 31, 2004
Compared to Fiscal Year Ended February 1, 2003

Net sales for the fiscal year ended January 31, 2004 were $409.5 million compared to $383.4 million for the fiscal year ended February 1, 2003, an increase of 6.8%. Comparable store sales increased approximately 6.2% in the fiscal year ended January 31, 2004. Net sales for the fiscal year ended January 31, 2004 benefited from increased full-price sales as compared to the prior year and particularly benefited from strong third and fourth quarter sales.

Gross profit on sales increased 4.8% to $188.0 million in the fiscal year ended January 31, 2004 from $179.3 million in the fiscal year ended February 1, 2003. The continued weak US Dollar put pressure on gross margin throughout the year. Among other things, improved full-price selling in fall 2003 helped reduce our annual markdown expense and at least partially offset the margin erosion caused by the deterioration in our initial markup. While we attempt to hedge a significant portion of our exposure related to foreign denominated purchases, we expect that the continued weakness in the US Dollar, relative to the Euro, will continue to put pressure on our gross profit. The more significant components impacting the increase in our gross margin are the following: the sales increase discussed above, which improved our gross profit by approximately $10.0 million; decreased promotional selling, which improved our gross profit by approximately $1.5 million; reduced initial mark-up and foreign exchange losses (driven by the weak US dollar) on settlement of foreign denominated purchases, unfavorably impacted our gross profit by approximately $3.5 million; an increase in our actual and estimated inventory shortage unfavorably impacted our gross profit by approximately $700,000; the reversal of an accrual no longer considered necessary favorably impacted our gross profit by approximately $600,000; and the implementation of EITF 02-16 favorably impacted our gross profit by approximately $1.3 million. As a percentage of net sales, gross profit was 45.9% in the fiscal year ended January 31, 2004, compared to 46.8% in the fiscal year ended February 1, 2003.

Selling, general and administrative expenses, including occupancy expenses, were $159.4 million in the fiscal year ended January 31, 2004, compared to $154.8 million for the fiscal year ended February 1, 2003. As a percentage of sales, selling, general and administrative expenses declined to 38.9% in fiscal 2003 from 40.4% in the prior fiscal year.

In the fiscal year ended January 31, 2004, personnel and related costs increased in the aggregate by approximately $1.9 million. This increase principally relates to raises, higher variable costs associated with the sales increases discussed above and higher employee benefit costs. The Company's benefit costs were generally higher in fiscal 2003 as compared to the prior year which included an approximate $800,000 benefit for a concession received by the Company related to a renegotiated collective bargaining agreement. Other than personnel related costs, some of the other variable expenses which increased as a result of the higher sales volume were costs associated with our settlement of third party credit card transactions and our proprietatary credit card loyalty program. These two expenses increased approximately $750,000, in the aggregate, versus the year ago period. For the fiscal year, insurance expense increased approximately $480,000, due primarily to higher premiums, and net occupancy costs increased approximately $1.4 million, primarily driven by significant increases in real estate taxes associated with our New York area locations and the operation of two additional stores. In addition, there were other individually less significant increases, driven in part by increased sales, which were partially offset by individually less significant reductions in various overhead expenses resulting from the Company's continued cost reduction efforts.

In connection with the provisions of EITF 02-16, for the fiscal year ended January 31, 2004, the Company recorded approximately $1.3 million of vendor cooperative advertising contributions as a reduction of cost of sales rather than a reduction of advertising expense. As a result of this new treatment, net advertising expense for the full fiscal year is approximately $1.2 million greater than the year ago period. Excluding the impact of EITF 02-16, our advertising costs were about flat with last year. This was a combination of increased advertising costs on a gross basis, offset by an increase in vendor cooperative advertising contributions.

Other income, net, which principally includes finance charge income generated by our proprietary credit card operations, decreased 7.2% in the fiscal year ended January 31, 2004 to $5.9 million from $6.3 million in the fiscal year ended February 1, 2003. Other income in the fiscal year ended January 31, 2004 includes $750,000 representing the first of two payments pursuant to the first amendment of the trademark license agreement with Isetan (see note 7 to our consolidated financial statements). The fiscal year ended February 1, 2003 also includes gains of $523,000 related to the final insurance recoveries associated with the loss of one of our stores in the fiscal year ended February 2, 2002 due to the September 11 events and approximately $400,000 related to the assignment of a subsidiary's interest in a trademark unrelated to our business.

Depreciation and amortization expense increased in the fiscal year ended January 31, 2004 to $11.5 million from $10.8 million in the fiscal year ended February 1, 2003 principally as a result of the additional depreciation related to the capital projects completed over the last couple of years, principally in the Company's Madison Avenue flagship store

Interest expense, net increased 37.2% in the fiscal year ended January 31, 2004 to $15.1 million from $11.0 million a year ago, principally as a result of the increased cost of capital associated with Barney's, Inc.'s senior notes issued on April 1, 2003. The Company's dependence on borrowings from its credit facility are largely seasonal in nature, especially with the new long-term debt in place. Accordingly, average borrowings under the credit facility for the fiscal year ended January 31, 2004 declined to $8.2 million from $30.7 million in the fiscal year ended February 1, 2003.

We continue to have significant net operating losses available to us to offset future taxable earnings. In the current year, we were able to partially reduce our deferred tax asset valuation allowance primarily as a result of the significant increase in our deferred tax liabilities principally related to fixed asset depreciation. For the most part, the reported taxes were not based on income. Rather they relate principally to state franchise and capital taxes and foreign taxes associated with the receipt of royalty payments from Japan. As a result, currently, there is no consistent correlation between the amount of income and the amount of taxes reported. As a percentage of our income, this tax expense will decrease with an increase in income and increase with a decrease in income. Our effective tax rate for the years ended January 31, 2004 and February 1, 2003 was 12.0% and 7.0%, respectively.

Our net income for the fiscal year ended January 31, 2004 was $7.1 million compared with $8.5 million for the fiscal year ended February 1, 2003. Basic and diluted net income per common share was $0.51 and $0.50, respectively, and $0.61 per common share for the fiscal years ended January 31, 2004 and February 1, 2003, respectively.

Fiscal Year Ended February 1, 2003
Compared to Fiscal Year Ended February 2, 2002

We returned to profitability in the fiscal year ended February 1, 2003, despite a continued weak economy and retail sector. Our operating results for the fiscal year ended February 2, 2002 reflect the impact of a weak economy exacerbated by the events of September 11, 2001. The business disruption caused by the terrorist attacks and the indirect impact the attacks had on consumer spending and tourism were significant factors that adversely affected our operating results for the fiscal year ended February 2, 2002.

Net sales for the fiscal year ended February 1, 2003 were $383.4 million compared to $371.2 million for the fiscal year ended February 2, 2002, an increase of 3.3%. Comparable stores sales increased approximately 2.9% in the fiscal year ended February 1, 2003. Net sales for the fiscal year ended February 1, 2003 benefited from increased full-price sales as compared to the fiscal year ended February 2, 2002 and particularly benefited from strong third and fourth quarter sales which had been adversely affected in the prior year by the business disruption caused by the September 11 events. In addition, in the fiscal year ended February 1, 2003 sales were positively impacted by, among other things, continued maximization of retail selling space in our stores, particularly in our flagship stores, and additional direct mail and print marketing campaigns throughout the year.

Gross profit on sales increased 10.5% to $179.3 million in the fiscal year ended February 1, 2003 from $162.3 million in the fiscal year ended February 2, 2002. This net increase is primarily attributable to the following: the sales increase discussed above, which improved our gross profit by approximately $5 million; decreased promotional selling, which improved our gross profit by approximately $11 million; foreign exchange losses (driven by the weakening US dollar) on settlement of foreign currency denominated purchases, which impacted our gross profit by approximately $1 million and decreased inventory shortage, which improved our gross profit by approximately $1 million. As a percentage of net sales, gross profit was 46.8% in the fiscal year ended February 1, 2003, compared to 43.7% in the fiscal year ended February 2, 2002.

Selling, general and administrative expenses, including occupancy expenses, were $154.8 million in the fiscal year ended February 1, 2003, unchanged from the fiscal year ended February 2, 2002. In the fiscal year ended February 1, 2003, personnel and related costs decreased in the aggregate by approximately $550,000. This net decrease occurred as we offset higher personnel related costs, particularly related to our bonus program, which was cancelled during the fiscal year ended February 2, 2002 in the aftermath of the September 11 events, and higher commission costs in line with higher sales, by approximately $800,000 of savings from a concession related to a renegotiated collective bargaining agreement and the annualized benefit of the personnel cost reduction measures implemented in the fiscal year ended February 2, 2002. Various additional reductions in expenses including packaging, supplies, postage and travel aggregating approximately $1.9 million primarily reflect the benefit of expense reduction initiatives implemented in the prior and current fiscal year, including, among other things, re-bidding products and services, and general reductions in consumption of products and services, as well as a $400,000 reduction in bad debt expense associated with our proprietary credit card operations. The above expense reductions were in part offset by higher variable operating costs commensurate with higher sales, increased advertising costs of approximately $500,000, increased professional fees of approximately $200,000, increased insurance premiums of approximately $600,000 and increased occupancy and related costs of approximately $700,000, principally as a result of higher real estate taxes and the costs attributed to opening one new CO-OP store in the period.

Other income, net, which principally includes finance charge income generated by our proprietary credit card operations, decreased 9.1% in the fiscal year ended February 1, 2003 to $6.3 million from $7.0 million in the fiscal year ended February 2, 2002. Other income in the fiscal year ended February 1, 2003 and the fiscal year ended February 2, 2002 also includes gains of $500,000 and $900,000, respectively, related to insurance recoveries associated with the loss of one of our stores in the fiscal year ended February 2, 2002 due to the September 11 events. In addition, other income in the fiscal year ended February 1, 2003 includes a gain of approximately $400,000 related to the assignment of a subsidiary's interest in a trademark unrelated to our business.

Depreciation and amortization expense decreased in the fiscal year ended February 1, 2003 to $10.8 million from $18.8 million in the fiscal year ended February 2, 2002. This decrease was due to SFAS No. 142, which first became effective for the fiscal year ended February 1, 2003, and which eliminated the mandatory amortization of excess reorganization value.

Interest expense, net increased 6.2% in the fiscal year ended February 1, 2003 to $11.0 million from $10.4 million in the fiscal year ended February 2, 2002, primarily as a result of our write-off of approximately $600,000 in unamortized fees associated with the replacement of our prior revolving credit facility in the second quarter of the fiscal year ended February 1, 2003. Generally, interest associated with borrowings under our credit facility declined principally as a result of lower average borrowings. Average borrowings under the credit facility for the fiscal year ended February 1, 2003 and the fiscal year ended February 2, 2002 were $30.7 million and $35.2 million, respectively.

We continue to have significant net operating losses available to us to offset future taxable earnings. In the fiscal year ended February 1, 2003, we were able to reduce our deferred tax asset valuation allowance primarily as a result of the significant increase in our deferred tax liabilities principally related to fixed asset depreciation. The reported state taxes were principally franchise and capital taxes that, for the most part, are not based on income. As a result, there is no consistent correlation between the amount of income and the amount of state taxes reported. As a percentage of our income, this tax expense will decrease with an increase in income and increase with a decrease in income. Our effective tax rate for the years ended February 1, 2003 and February 2, 2002 was 7.0% and (3.0)%, respectively.

Our net income for the fiscal year ended February 1, 2003 was $8.5 million compared to a net loss of $15.2 million for the fiscal year ended February 2, 2002. Basic and diluted net income per common share was $0.61 per common share for the fiscal year ended February 1, 2003 compared to a $1.09 loss per common share for the fiscal year ended February 2, 2002.

Liquidity and Capital Resources

On April 1, 2003, we completed an offering to sell 106,000 units at a price of $850 per unit, for gross proceeds of $90.1 million. Net proceeds to us were approximately $81.7 million after deducting commissions, financial advisory fees and expenses of the offering. We used the net proceeds from the offering to repay a substantial portion of our outstanding indebtedness, including our obligations pursuant to our $22.5 million subordinated note, approximately $35.8 million due under our 11½% promissory notes, the remaining portion of term loan borrowings and a portion of the revolver loans outstanding under our then existing credit facility and to pay a substantial portion of our deferred lease obligations pursuant to our flagship leases.

Upon consummation of this offering, the Company entered into a restated credit facility which, among other things, reduced the size of the existing credit facility from $105.0 million to $70.0 million and extended the maturity date to July 15, 2006. Continued improvements in our operating results, as well as the partial pay down of amounts outstanding under the then existing credit facility, enabled the Company to reduce its credit facility by $35.0 million. At January 31, 2004, there were no revolving loans outstanding under the restated credit facility.

Cash Provided by Operations and Working Capital

For the reporting periods below, Net Cash Provided by Operating Activities, on a consolidated basis, was as follows:

	Fiscal Year Ended		
	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002
	($ in thousands)		
Net Income (Loss)	$ 7,140	$ 8,466	$(15,171)
Depreciation and Amortization	15,844	12,020	9,994
Other Non-Cash Charges	3,943	2,825	2,667
Changes in Current Assets and Liabilities	(1,655)	(9,170)	6,521
Net Cash Provided by Operating Activities	$ 25,272	$ 14,141	$ 14,011

Net cash provided by operating activities improved over the prior year primarily as a result of improved operating results and reduced working capital requirements primarily related to inventory. The Company's primary source of liquidity has been borrowings under its credit facility, although such reliance has been lessened with the new long term debt structure resulting from the senior notes offering and the Company's operating performance.

Our consolidated working capital position at each of the dates shown below was as follows:

	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002
	($ in thousands)		
Working Capital	$ 58,703	$ 37,547	$ 16,485

Working capital at January 31, 2004 improved over the prior year primarily as a result of an $8.5 million increase in cash and an $11.0 million reduction in short term borrowings, largely as a result of our improved operating results and the debt refinancing completed in April 2003. Working capital at February 1, 2003 improved over the prior year primarily as a result of a $12.7 million reduction in short term borrowings, largely as a result of our improved operating results and a $9.9 million increase in inventory. Inventory levels at February 2, 2002 were unusually low largely as a result of diminished requirements in the aftermath of the September 11, 2001 terrorist attacks.

For the reporting periods below, Net Cash Used in Financing Activities was as follows:

	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002
		($ in thousands)	
Net Cash Used in Financing Activities	$ (7,781)	$ (6,983)	$ (9,176)

Capital Expenditures

We have principally funded our capital expenditures through a combination of borrowings under our prior credit facilities and the use of cash received in connection with the exercise of options and warrants in prior years.

During the fiscal year ended January 31, 2004, we incurred capital expenditures of approximately $9.0 million. Of the total capital expenditures, $5.4 million was spent on leasehold improvements, $2.9 million was spent on furniture, fixtures and equipment and $700,000 was spent on management information systems, including new point-of-sale registers. During the fiscal year ended February 1, 2003, we incurred capital expenditures of approximately $11.1 million. Of the total capital expenditures, $5.8 million was spent on leasehold improvements, $3.2 million was spent on furniture, fixtures and equipment and $2.1 million was spent on management information systems, including new point-of-sale registers. During the fiscal year ended February 2, 2002, we incurred capital expenditures of approximately $12.3 million, without giving effect to approximately $400,000 of offsetting construction allowances which we received from our landlords. Of the total capital expenditures, $6.9 million was spent on leasehold improvements, $2.8 million was spent on furniture, fixtures and equipment and $2.6 million was spent on management information systems, including new point of sale registers. A significant portion of the amounts spent in each fiscal year pertained to building out and reconfiguring existing retail space and/or new store openings. The management information systems capital expenditures for the fiscal years ended February 1, 2003 and February 2, 2002, relate primarily to the upgrade and replacement of all point-of-sale registers in our stores which occurred during the two fiscal years which ended on February 1, 2003.

The amount of capital expenditures that we make in any year depends on a number of factors, including general economic conditions. Pursuant to the covenants contained in our restated credit facility, our total capital expenditures for the fiscal year ended January 31, 2004 were established at a base level of $10.0 million subject to permitted adjustments. We currently estimate that capital expenditures for the fiscal year ending January 29, 2005, including permitted carryover amounts from the prior year, will be approximately $13.5 million, consisting of approximately $8.1 million for leasehold improvements, approximately $4.4 million for furniture, fixtures and equipment, and approximately $1.0 million for management information systems.

Senior Notes Issuance

On April 1, 2003, we completed an offering to sell 106,000 units at a price of $850 per unit, for gross proceeds of $90.1 million. Each unit consisted of $1,000 principal amount at maturity of 9.000% senior secured notes due April 1, 2008 of Barney's, Inc., a wholly-owned subsidiary of Holdings, and one warrant to purchase 3.412 shares of common stock of Holdings at an exercise price of $0.01 per share. Net proceeds to us were approximately $81.7 million after deducting commissions, financial advisory fees and estimated expenses of the offering. These commissions, fees and expenses of approximately $8.4 million were deferred, are included in other assets, and are being amortized to interest expense over the term of the notes.

We used the net proceeds from the offering to repay a substantial portion of our outstanding indebtedness at the time, including our obligations pursuant to our $22.5 million subordinated note, approximately $35.8 million due under our 11½% promissory notes, the remaining portion of term loan borrowings and a portion of the revolver loans outstanding under our then existing credit facility and to pay a substantial portion of the Company's deferred lease obligations. Other than the amounts outstanding pursuant to the existing credit facility, the outstanding indebtedness and deferred lease obligations had original scheduled maturities of January 28, 2004.

As part of the offering process, we requested a rating on the 9.000% senior secured notes. Standard and Poor's assigned a rating of B- and Moody's assigned a rating of B3.

In connection with the offering, we entered into a restated credit facility, as more fully described below. The restated credit facility and its related guarantees are secured by a first-priority lien on substantially all of our assets, other than real property leaseholds. The 9.000% senior secured notes are guaranteed by Holdings and each of the existing and future domestic restricted subsidiaries of Barney's, Inc. on a senior secured basis. The 9.000% senior secured notes and the related guarantees are secured by a second-priority lien on the same assets as secure the restated credit facility.

Credit Facility

On July 15, 2002, we entered into a $105.0 million credit facility, which replaced our prior credit facility. On April 1, 2003, contemporaneously with the senior notes issuance we entered into a restated credit facility. The restated credit facility provides for a $70.0 million revolving credit facility pursuant to which we may borrow up to $66.0 million, with a $40.0 million sub-limit for the issuance of letters of credit, subject to a borrowing base test. With the consent of the required lenders under the restated credit facility, the maximum borrowing amount may be increased to up to $70.0 million. At January 31, 2004 we had approximately $40.9 million of availability under the credit facility and approximately $0 and $22.2 million of loans and letters of credit, respectively, outstanding. In addition, upon consummation of the offering we wrote off approximately $364,000 in deferred financing costs relating to the credit facility and incurred additional costs of approximately $400,000 in connection with the restated credit facility. A summary of the financial covenants and other terms of the restated credit facility are as follows:

The restated credit facility is secured by a first-priority lien on substantially all of our assets, other than real property leaseholds. The assets that secure our restated credit facility include, among others, our accounts receivable, inventories, general intangibles (including software), equipment and fixtures, equity interests of subsidiaries owned by us, intellectual property and cash. In addition, each borrower under the restated credit facility is required to cross-guarantee each of the other borrowers' obligations under the restated credit facility, and the assets of each borrower secure such borrower's cross guarantee.

Availability under the restated credit facility is calculated as a percentage of eligible inventory and receivables, including finished inventory covered by undrawn documentary letters of credit and Barneys private label credit card receivables, less certain reserves.

Interest rates on borrowings under the restated credit facility are either the "base rate," as defined in the restated credit facility, plus 1.00% or LIBOR plus 2.50%, subject to quarterly adjustment after August 2, 2004. The restated credit facility also provides for a fee of 2.0% per annum on the maximum amount available to be drawn under each outstanding letter of credit and a tiered unused commitment fee with a weighted average of approximately 0.45% on the unused portion of the credit facility.

The restated credit facility contains financial covenants relating to net worth, earnings (specifically, earnings before interest, taxes, depreciation and amortization, or "EBITDA"), capital expenditures and minimum excess borrowing base availability as outlined below. With the exception of the capital expenditures covenant, with which compliance is measured on an annual basis, and the minimum excess borrowing base availability covenant, with which we must be in compliance at all times, the covenants discussed below are required to be satisfied on a quarterly basis.

- Minimum consolidated net worth — As of the last day of every fiscal quarter, starting with the first fiscal quarter of 2002, consolidated net worth must not be less than specified minimum amounts. The minimum amount is $136.0 million for the fiscal year ended January 31, 2004; $147.0 million at the end of the fiscal year ending January 29, 2005; and $147.0 million at the end of the fiscal year ending January 28, 2006.
- Minimum consolidated EBITDA — As of the last day of every fiscal quarter (for defined trailing periods), starting with the first quarter of the fiscal year ended February 1, 2003, EBITDA must not be less than certain minimum amounts, measured on a quarterly basis. The minimum amount at the end of the fiscal year ended January 31, 2004 is $25.0 million; $29.0 million at the end of the fiscal year ending January 29, 2005; and $30.0 million at the end of the fiscal year ending January 28, 2006.
- Capital expenditures — Our total capital expenditures for the fiscal year ended January 31, 2004 and for fiscal years ending thereafter, were limited to $10.0 million per fiscal year, subject to increase if certain conditions are met.
- Minimum excess borrowing base availability — We are required to maintain minimum excess borrowing base availability of $8.0 million at all times.

The restated credit facility matures on July 15, 2006.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our restated credit facility will be adequate to meet our liquidity needs for at least the next 12 months, including scheduled payments of interest on our 9.000% senior secured notes and payments of interest on borrowings under the restated credit facility. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. See "Forward-Looking Statements — Due to events that are beyond our control, we may not be able to generate sufficient cash flow to make interest payments on our indebtedness" below.

Contractual Obligations and Other Commercial Commitments

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements, as of January 31, 2004, are summarized below and are more fully disclosed in notes 4 and 5 of our consolidated financial statements. Total Debt does not include commitments under unexpired letters of credit under our restated credit facility. As of January 31, 2004, we had approximately $22.2 million of such letters of credit outstanding.

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	Payments Due by Period				
	($ in thousands)				
Total Debt	$ 106,000	$ –	$ –	$106,000	$ –
Operating Leases	440,167	27,700	52,342	47,331	312,794
Firm Purchase Commitments	49,188	49,188	–	–	–
Total Contractual Obligations	$ 595,355	$76,888	$52,342	$153,331	$312,794

As reflected in the January 31, 2004 balance sheet, there were no loans outstanding under the restated credit facility.

We lease real property and equipment under agreements that expire at various dates. As of January 31, 2004, minimum rent payments at contractual rates over the next five years aggregate approximately $440.2 million. In accordance with SFAS No. 13 "Accounting for Leases," we account for the rental payments due under our operating leases on a straight-line basis, and record an annual rent expense for each lease by dividing the total rent payments due during the term of the lease by the number of years in the term of the respective lease.

Pursuant to an agreement between Holdings and Howard Socol, our Chairman, President and Chief Executive Officer, Mr. Socol receives a base salary of $1.0 million per year and annual performance bonuses. For the fiscal year ended February 2, 2002, Mr. Socol was guaranteed and paid a $1.0 million performance bonus, and for the annual period ended January 31, 2003, he was entitled to a performance bonus of up to 125% of his base salary. In addition, for the period commencing on February 1, 2003 and ending on January 31, 2005, Mr. Socol is entitled to an annual performance bonus based on the amount by which Holdings exceeds certain financial target amounts, which bonus is not limited to 125% of his base salary. See "Certain Relationships and Related Transactions."

Other Commercial Commitments

At January 31, 2004, our primary commercial commitments included commitments of approximately $10.5 million under unexpired letters of credit under our credit facility and firm purchase commitments of approximately $49.0 million related to purchases of merchandise from vendors which will be received by the Company generally within the next six months. In addition, as collateral for performance on certain leases and as credit guarantees, Barney's, Inc. is contingently liable under standby letters of credit under our credit facility in the amount of $11.7 million. These standby letters of credit generally mature within one year and generally contain provisions for annual renewals. At January 31, 2004, we had total letters of credit outstanding under our credit facility of approximately $22.2 million.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing or unconsolidated special purpose entities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements is based on the application of significant accounting policies, many of which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. See note 2 to our consolidated financial statements. On an ongoing basis, we evaluate our estimates, including those related to goodwill (including excess reorganization value and other intangible assets), bad debt, inventory, taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. The Company's management has discussed the selection of these critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to these critical accounting policies in this Management's Discussion and Analysis.

Excess Reorganization Value. Excess reorganization value represents the amount of goodwill attributed to a company under accounting principles generally accepted in the United States upon its emergence from Chapter 11, as adjusted from time to time pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," which was issued in June 2001. As of January 31, 2004, the amount of excess reorganization value which we recognized in our financial statements was $147.2 million, and our total stockholders' equity, including the excess reorganization value, was $165.8 million.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including excess reorganization value. Among other things, SFAS No. 142 requires that goodwill no longer be amortized, but rather be tested annually for impairment. In accordance with SFAS No. 142, in the fiscal years ended January 31, 2004 and February 1, 2003, we completed the required testing for impairment of our excess reorganization value. Based upon our testing, we concluded that the fair value of the enterprise exceeded its book value. Accordingly, we did not need to perform the second step of the test, which measures the amount of the impairment. For the fiscal years ended January 31, 2004 and

February 1, 2003, we did not record an impairment loss related to excess reorganization value. However, our excess reorganization value was reduced by approximately $538,000 and $1.7 million during the fiscal years ended January 31, 2004 and February 1, 2003, respectively, due to a reversal of a tax reserve resulting from the resolution of tax contingencies existing at the time of our emergence from bankruptcy in January 1999.

During the fiscal year ended February 2, 2002 (and prior fiscal years), when SFAS No. 142 was not in effect, we amortized excess reorganization value over a twenty-year period. If excess reorganization value had not been amortized during the fiscal year ended February 2, 2002, our adjusted net income (loss) and basic and diluted income (loss) per share would have been as follows:

	Fiscal Year Ended February 2, 2002	
	(dollars in thousands, except per share data)	
	Net (Loss) Income	Basic and Diluted (Loss) Income Per Share
As Reported	$ (15,171)	$ (1.09)
Amortization of Excess Reorganization Value	8,791	0.63
As Adjusted	$ (6,380)	$ (0.46)

Bad Debt. We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments on their outstanding proprietary credit card balances. Accounts are generally written off automatically after 180 days have passed without our having received a full scheduled monthly payment. Accounts are written off sooner in the event of bankruptcy or other factors that make collection seem unlikely. We estimate the appropriate allowance using a model that considers the current aging of the accounts, historical write-off and recovery rates and other portfolio data. This estimate is then reviewed by management to assess whether additional analysis is required to appropriately estimate expected losses. We believe that our allowance for doubtful accounts is adequate to cover anticipated losses in our proprietary credit card portfolio under current conditions. Significant deterioration in any of the factors noted above or in the economy could require us to provide additional allowances that would reduce our net earnings. At January 31, 2004, a 0.5% increase in our net historical write-off rate would not have a material impact on our net earnings.

Inventory. We value our inventory at the lower of cost or market, or LCM, as determined by the first-in, first-out method using the retail inventory method, or RIM. Under RIM, the valuations of inventory at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of our inventories. RIM is inherently an averaging method that is widely used in the retail industry. The use of RIM will result in inventories being valued at the LCM as markdowns are currently recorded as a reduction of the retail inventory value.

Based on a review of historical business trends, on-hand inventory levels, discontinued merchandise categories and assumptions regarding future demand and market conditions, we calculate a markdown reserve for our inventory to reflect additional markdowns which are estimated to be necessary for obsolescence and to reduce our inventories to the LCM. We believe that our markdown reserve is adequate under current conditions. If current conditions deteriorate, we may be required to increase our markdown reserve which would reduce our net earnings. At January 31, 2004, a 0.5% increase in our markdown reserve as a percentage of our inventory would increase our cost of sales and decrease our net earnings by approximately $300,000.

Deferred Taxes. The operating period after emergence from bankruptcy and the cumulative losses incurred by us make the future utilization of deferred tax assets uncertain. Accordingly, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period that determination was made. At January 31, 2004, the valuation allowance was $2.8 million.

Derivative Instruments and Hedging Activities. We purchase approximately 40% to 50% of the goods which we sell from vendors outside of the United States, and we generally pay for a portion of those goods in foreign currencies (particularly the Euro, but also the British pound). We periodically enter into foreign exchange forward contracts and option contracts in order to hedge some of our foreign exchange exposure. In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities", or SFAS No. 133, which we adopted, as amended, on February 4, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivative instruments as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE's"), an interpretation of Accounting Research Bulletin No. 51" ("Interpretation No. 46"). In December 2003, the FASB issued a revision to Interpretation No. 46 to make certain technical corrections and address certain implementation issues that had arisen. Interpretation No. 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in an entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Interpretation No. 46 was effective immediately for VIE's created after January 31, 2003. The provisions of Interpretation No. 46, as revised, are required to be applied by the Company no later than the end of the Company's first quarter ending May 1, 2004. The Company is currently evaluating the requirements and impact of Interpretation No. 46, however, at the present time, the Company does not believe there are any additional entities that will require disclosure or consolidation as a result of the provisions of Interpretation No. 46.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 149 had no impact on our results of operations or our financial position.

In May 2003, the FASB issued Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS No. 150 in the third quarter ended November 1, 2003. The adoption of SFAS No. 150 did not affect the Company's consolidated financial statements.

In 2002, the FASB Emerging Issues Task Force ("EITF") issued EITF No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 addresses the accounting by a reseller for consideration received from a vendor. A consensus was reached that cash consideration is presumed to be a reduction in the price of a vendor's product that should be recognized as a reduction of cost of sales. However, this presumption can be overcome when the consideration received is for the reimbursement of specific, identifiable and incremental costs of the reseller. In that event, the consideration, subject to a threshold, is recognized as a reduction in selling, general and administrative expenses. The provisions of EITF 02-16 were effective for all new arrangements, or modifications to existing arrangements, entered into after December 31, 2002.

For the fiscal year ended January 31, 2004, the implementation of the provisions of EITF 02-16 had the effect of increasing selling, general and administrative expenses by approximately $1.3 million and decreasing cost of sales by a like amount. EITF 02-16 had no impact on the Company's cash flows. Had EITF 02-16 been in effect for the fiscal year ended February 1, 2003, selling, general and administrative expenses would have increased by approximately $600,000 and cost of sales would have decreased by a like amount.

Inflation

During recent years, inflation has not had a significant impact on our sales or profitability.

Forward-Looking Statements

Certain statements discussed under the captions "Item 1 - Business," "Item 3 - Legal Proceedings," "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others:

Purchases of the merchandise we sell are generally discretionary and are therefore particularly susceptible to economic slowdowns. If current economic conditions deteriorate, our business, financial condition and results of operations could be materially adversely affected.

The merchandise we sell generally consists of luxury retail products, the purchase of which is generally discretionary for consumers. Consumers are generally more willing to make discretionary purchases, including purchases of fashion products, during periods in which favorable economic conditions prevail. A general slowdown in the United States economy could adversely affect consumer confidence and spending habits, as well as our sales.

Although there have been signs of some improvement, the outlook for the United States economy is uncertain and is directly affected by global political factors that are beyond our control. Any escalation of military action involving the United States could cause increased volatility in financial markets, further adversely affecting consumer confidence and spending habits. If current economic conditions are made worse by military action involving the United States or by any other circumstances, our business, financial condition and results of operations could be materially adversely affected.

Our business is highly sensitive to events and conditions in the New York City area.

Our New York City stores generate, in the aggregate, approximately 55% of our annual revenues. Our business will be materially adversely affected if we experience a significant decrease in revenues from these stores. Changes in the demographic or retail environment of our New York City stores, particularly our Madison Avenue flagship store, could result in a significant decrease in our revenues. In addition, our New York City store sales are highly sensitive to events and conditions in the New York City area, and any terrorist event, prolonged period of extreme or unseasonable weather conditions or sustained downturn in economic conditions in the New York City area could cause our New York City stores to suffer a decrease in sales and materially adversely affect our business, financial condition and results of operations.

The success of our business depends on our ability to respond to constantly changing fashion trends and consumer demands.

Our success depends in large part on our ability to identify fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. The products we sell must appeal to consumers whose preferences cannot be predicted with certainty and are subject to rapid change. Consequently, we depend in part upon the continuing favorable market response to the creative efforts of our purchasing and marketing divisions, as well as the design team for our Barneys label merchandise, to anticipate trends and fashions that will appeal to our consumer base. Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends will adversely affect our sales.

If we do not accurately predict our sales and they are significantly lower than we expect, our profitability may be materially adversely affected.

We make decisions regarding the purchase and production of our merchandise well in advance of the season in which it will be sold, particularly for the November and December holiday season. We incur significant additional expenses leading up to the months of November and December in anticipation of higher sales in those periods, including for acquiring additional inventory, advertising and hiring additional employees. If our sales during any season, particularly our peak seasons, are significantly lower than we expect for any reason, we may not be able to adjust our expenses in a timely fashion and we may be left with a substantial amount of unsold inventory. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess inventory. This could have a material adverse effect on our business, financial condition and results of operations. At the same time, if we fail to purchase a sufficient quantity of merchandise, we may not have an adequate supply of products to meet consumer demand. This may cause us to lose sales.

We are dependent on our relationships with some designers.

Our relationships with established and emerging designers are a key factor in our position as a pre-eminent retailer of high-fashion merchandise and a substantial portion of our revenues is attributable to our sales of designer merchandise. For example, in the fiscal year ended January 31, 2004, our two top designers, including all brands owned by those designers, accounted for approximately 10% and 4%, respectively, of our total retail sales, and our ten top designers, including all brands owned by those designers, accounted for approximately 27% of our total retail sales. Hence, our success is in part dependent on our relationships with our designers. Most of these relationships are not subject to contractual arrangements, and we have no legal assurance that these relationships will continue. Moreover, all of the brands of our top designers are sold by competitor retailers, and each of our top ten designers also have their own dedicated retail stores. If one or more of our top designers were to cease providing us with adequate supplies of merchandise or, conversely, were to increase sales of merchandise through its own stores or to the stores of our competitors, our business, financial condition and results of operations could be materially adversely affected. In addition, any decline in the popularity of any of our designer brands could also have a material adverse effect upon us.

Our business, financial condition and results of operations may be adversely affected if the manufacturers of our designer or Barneys label merchandise experience operational difficulties.

Our continued supply of designer and Barneys label merchandise is subject to a number of risks, including:

- operational issues at the manufacturers' facilities or in the transportation infrastructure;
- a work stoppage or strike by employees of manufacturers or transporters;
- the failure of manufacturers to provide merchandise of the requisite quality; and
- the failure of essential manufacturing or transportation equipment.

If one or more of our more important designers or manufacturers were to interrupt or cease providing us with merchandise on a timely basis, due to one of the circumstances described above or otherwise, our business, financial condition and results of operations could be materially adversely affected.

In addition, some of our suppliers rely on sole or limited sources of materials for their merchandise. Their inability to obtain sufficient quantities of these materials or to develop alternative sources if required may prevent them from continuing to supply the merchandise in the quantities and at the quality levels and times we require, or at all. This could result in delays, increased costs or our inability to maintain our existing level of operations. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Conditions in Europe could adversely affect our supply of merchandise. This could decrease our sales.

A significant portion of our merchandise is manufactured in Europe, particularly Italy. As a result, political instability or other events resulting in the disruption of trade from Europe, particularly Italy, or the imposition of additional regulations relating to imports from Europe could cause significant delays or interruptions in the supply of our merchandise and have a material adverse effect on our business. There can be no assurance that we could replace the merchandise currently sourced in Europe with merchandise produced elsewhere without a material adverse effect on our business, financial condition and results of operations.

Our business could suffer if we do not retain our key personnel.

Our future success depends, in large part, on the continued service of our key executive officers and managers who possess significant expertise and knowledge of our business, customers and markets. We do not maintain key person insurance on any of our executive officers or managers and our executive officers and managers, other than our Chief Executive Officer, are not bound by employment contracts. Any loss or interruption of the services of these individuals could significantly reduce our ability to manage our operations effectively because we might not be able to find appropriate replacements for our key executive officers and managers should the need arise.

Our business is susceptible to extreme and/or unseasonable weather conditions.

Extreme weather conditions in the areas in which our stores are located could have a material adverse effect on our business, financial condition or results of operations. For example, heavy snowfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions could adversely affect our business, financial condition and results of operations.

Our business is highly competitive.

The retail industry, in general, and the upscale retail apparel business, in particular, are intensely competitive. Competition is strong for customers, sales and vendor resources. In addition, during periods of unfavorable economic conditions, we also compete with other discretionary goods in general, and consumers may curtail discretionary purchases, such as fashion merchandise, and instead opt to limit their discretionary spending to other types of discretionary purchases.

We compete for customers principally on the basis of quality, fashion, assortment and presentation of merchandise, customer service, marketing and, at times, store ambiance. In our luxury retail business, merchandise assortment is a critical competitive factor, and retail stores compete for exclusive, preferred and limited distribution arrangements with key designers. In addition, we face increasing competition from our designer resources, which have established or expanded their market presence with their own dedicated stores. Some of the retailers with which we compete have substantially greater financial resources than we have and may have other competitive advantages over us.

Future store openings may not be successful.

We expect to open approximately ten additional CO-OP stores over the next five years. These stores, and any other stores that we might open in the future, may not be successful and our overall gross profit may not increase as a result of opening these stores. Our failure to predict accurately the demographic or retail environment at any future store location could have a material adverse effect on our business, financial condition and results of operations.

From time to time we receive and review proposals with respect to the opening of additional flagship and regional stores. We do not have any current plan or intention to open any new flagship or regional stores, but we might consider doing so in the event that a compelling opportunity, consistent with our financial resources and business objectives, were to come to our attention. If we were to open a new flagship or regional store, we would have to incur significant expenses to acquire a facility, either through construction or long-term lease, make the necessary store improvements and acquire inventory. There can be no assurance that any investment would be profitable or otherwise successful.

If we are unable to enforce our intellectual property rights, or if we are accused of infringing on a third party's intellectual property rights, our net income may decline.

We currently own our trademarks and service marks, including the "Barneys New York" and "Barneys" marks. Our trademarks and service marks are registered in the United States and in some countries in Asia. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Moreover, we are unable to predict the effect that any future foreign or domestic intellectual property legislation or regulation may have on our existing or future business. The loss or reduction of any of our significant proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

Additionally, third parties may assert claims against us alleging infringement, misappropriation or other violations of their trademark or other proprietary rights, whether or not such claims have merit. Claims like these may be time consuming and expensive to defend and could result in our being required to cease using the trademark or other rights and selling the allegedly infringing products. This might have a significant impact on our sales and cause us to incur significant litigation costs and expenses.

A small number of stockholders own a significant percentage of our common stock and thus control all major corporate decisions.

Bay Harbour Management L.C. and Whippoorwill Associates, Inc., collectively, beneficially own approximately 79.3% of the outstanding shares of common stock of Holdings. As a result, Bay Harbour and Whippoorwill are in a position to control the outcome of actions requiring stockholder approval, including the election and removal of directors. Bay Harbour and Whippoorwill have entered into a stockholders agreement with respect to their ownership and voting of the capital stock of Holdings. This concentration of ownership could also facilitate or hinder a negotiated change of control of Holdings.

Our credit card operations and those of third parties could be affected by regulations that alter the use or limit the availability of credit to our customers.

Sales of our merchandise are facilitated by the use of credit cards, including the use of our proprietary credit card. Our proprietary credit card operations also generate revenue from fees related to extending credit. Our credit card operations are affected by numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing and enforcement of credit accounts and limitations on the maximum amount of finance charges that may be charged by a credit provider. In addition to our proprietary credit card, credit to our customers is provided primarily through third parties such as American Express®, Visa®, MasterCard® and Japanese Credit Bureau®. Any change in the regulation of credit that would materially limit the availability of credit to our customer base could adversely affect our business, financial condition and results of operations. In addition, changes in credit card use, payment patterns, and default rates may result from a variety of economic, legal, social, and other factors that we cannot control or predict with certainty.

We are subject to numerous other regulations that could affect our operations.

We are subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances, that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by importers, designers, manufacturers or distributors, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our business is exposed to foreign currency fluctuations.

A portion of our inventory purchases is denominated in foreign currencies, particularly the Euro, and to a lesser extent the British Pound. Changes in currency exchange rates may also affect the relative prices at which we and our competitors sell products in the same market. Although we hedge some exposures to changes in foreign currency exchange rates arising in the ordinary course of business, foreign currency fluctuations could have a material adverse effect on our business, financial condition and results of operations.

We have a substantial amount of excess reorganization value, which is an intangible asset and must be tested annually for impairment. If we are required to reduce our excess reorganization value, we will treat the reduction as an expense. This would reduce our stockholders' equity by an amount equal to the amount of the reduction.

As of January 31, 2004, the amount of excess reorganization value which we recognized in our financial statements was $147.2 million, and our total stockholders' equity was $165.8 million. Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," we must test excess reorganization value annually for impairment. If we are required to reduce the amount of excess reorganization value as a result of our annual impairment tests, we will treat the reduction as an expense. This would reduce our stockholders' equity by an amount equal to the amount of the reduction. Furthermore, inasmuch as excess reorganization value is an intangible asset, there can be no assurance that all or any portion thereof could be realized in the event of a sale or liquidation of our company, regardless of the value at which it is reported in our financial statements.

Our substantial indebtedness could adversely affect our financial health.

We have a substantial amount of indebtedness. At January 31, 2004, the amount of our outstanding indebtedness was approximately $90.5 million, which could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our 9.000% senior secured notes;
- limit our ability to obtain additional financing, if needed, for working capital, capital expenditures and general corporate purposes;
- increase our vulnerability to adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, expansions and other purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and/or our industry; and
- place us at a competitive disadvantage compared to our competitors that have less indebtedness.

The terms of the indenture governing our outstanding 9.000% senior secured notes allow us to incur additional indebtedness, subject to some limitations. Our restated credit facility permits borrowings under that facility of up to $66.0 million, with a $40.0 million sub-limit for the issuance of letters of credit, subject to a borrowing base test. Any additional indebtedness incurred as permitted under the indenture could increase the risks associated with our substantial leverage.

The indenture and our credit facility impose significant operating and financial restrictions on us.

The indenture and our credit facility impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our restricted subsidiaries, among other things, to:

- incur additional indebtedness or issue capital stock having a maturity or redemption date on or prior to 91 days after the scheduled maturity date of the notes;
- pay dividends or make other restricted payments;
- issue capital stock of some of our subsidiaries;
- enter into transactions with affiliates;
- create or incur liens;
- transfer or sell some of our assets;
- incur dividend or other payment restrictions affecting some of our subsidiaries;
- make capital expenditures; and
- consummate a merger, consolidation or sale of all or substantially all of our or our subsidiaries' assets.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot be certain that any of these waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

In addition to the covenants listed above, our credit facility also limits our ability to enter into sale and leaseback transactions and requires us to maintain compliance with specified financial covenants relating to net worth, earnings, capital expenditures and minimum excess borrowing base availability.

A breach of any of the covenants contained in our credit facility, including our inability to comply with the required financial covenants, could result in an event of default, which would allow the lenders under our credit facility to discontinue lending and/or to declare all borrowings outstanding to be due and payable. We have granted the lenders under our credit facility a first-priority security interest in substantially all of our assets, other than real property leaseholds. In the event of any default under our credit facility, the lenders could elect to foreclose upon the assets pledged to them and to require us to apply all of our available cash to repay our borrowings. If the maturity of the indebtedness outstanding under our credit facility or the notes were to be accelerated, our assets might not be sufficient to repay our indebtedness in full.

Due to events that are beyond our control, we may not be able to generate sufficient cash flow to make interest payments on our indebtedness.

Our ability to make payments on and to refinance our indebtedness, including the 9.000% senior secured notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. There can be no assurance, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the 9.000% senior secured notes or our other indebtedness, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing the notes or such other indebtedness, selling assets or raising equity. There can be no assurance that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the 9.000% senior secured notes and our other indebtedness.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to our operations result primarily from changes in interest rates and foreign exchange rates. To address some of these risks we enter into various hedging transactions as described below. We do not use financial instruments for trading purposes and are not a party to any leveraged derivative transactions.

Foreign Currency Risk. We purchase outside of the United States approximately 40% to 50% of the goods which we sell, and we generally pay for those goods either in foreign currencies (particularly the Euro, but also the British pound) or US dollars. We periodically enter into foreign exchange forward contracts and option contracts in order to hedge some of our foreign exchange exposure. Absent our hedging transactions, a uniform 10% weakening as of February 2, 2003 in the value of the dollar relative to the currencies in which our purchases are denominated would have resulted in an $8.9 million decrease in gross profit for the fiscal year ended January 31, 2004. After factoring in the effect of our hedging transactions, a uniform 10% weakening as of February 2, 2003 in the value of the dollar relative to the currencies in which our purchases are denominated would have resulted in a $1.8 million decrease in gross profit for the fiscal year ended January 31, 2004. Absent our hedging transactions, a uniform 10% weakening as of February 3, 2002 in the value of the dollar relative to the currencies in which our purchases are denominated would have resulted in an $8.1 million decrease in gross profit for the fiscal year ended February 1, 2003. After factoring in the effect of our hedging transactions, a uniform 10% weakening as of February 3, 2002 in the value of the dollar relative to the currencies in which our purchases are denominated would have resulted in a $1.6 million decrease in gross profit for the fiscal year ended February 1, 2003. Absent our hedging transactions, a uniform 10% weakening as of February 4, 2001 in the value of the dollar relative to the currencies in which our purchases are denominated would have resulted in an $8.3 million decrease in gross profit for the fiscal year ended February 2, 2002. After factoring in the effect of our hedging transactions, a uniform 10% weakening as of February 4, 2001 in the value of the dollar relative to the currencies in which our purchases are denominated would have resulted in a $1.7 million decrease in gross profit for the fiscal year ended February 2, 2002.

These calculations assume that each exchange rate would change in the same direction relative to the United States dollar. In addition to the direct effect of changes in exchange rates, which changes the dollar value of the resulting purchases, changes in exchange rates also affect the volume of purchases or the foreign currency purchase price as competitors' prices become more or less attractive.

Interest Rate Risk. Our earnings are affected by changes in short-term interest rates as a result of our revolving credit facility. If short-term interest rates averaged 2% more in the fiscal year ended January 31, 2004, our interest expense would have increased, and net income before taxes would have decreased by $164,000. If short-term interest rates averaged 2% more in the fiscal year ended February 1, 2003, our interest expense would have increased, and net income before taxes would have decreased by $600,000. If short-term interest rates averaged 2% more in the fiscal year ended February 2, 2002, our interest expense would have increased, and net loss before taxes would have increased by $700,000. In the event of a change of such magnitude, management would likely take actions to mitigate its exposure to the change. However, due to uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and Supplementary Data listed below are included in the report on the page indicated.

Index

All other schedules are omitted either because they are not applicable or the required information is disclosed in the consolidated financial statements or notes thereto.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Holdings' management evaluated, with the participation of Holdings' principal executive and principal financial officers, the effectiveness of Holdings' disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of January 31, 2004. Based on their evaluation, Holdings' principal executive and principal financial officers concluded that Holdings' disclosure controls and procedures were effective as of January 31, 2004.

There has been no change in Holdings' internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during Holdings' fiscal quarter ended January 31, 2004, that has materially affected, or is reasonably likely to materially affect, Holdings' internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

Except as set forth below, the information called for by this item is incorporated by reference to the Company's 2004 definitive proxy statement to be filed with the Securities and Exchange Commission not later than 120 days after January 31, 2004,

The information required with respect to executive officers is set forth in Part I of this report under the heading "Executive Officers of Holdings,"

Holdings has adopted a written Code of Ethics that applies to its Chief Executive Officer, Chief Financial Officer and other senior officers. The Code of Ethics can be found on our web site, which is located at www.Barneys.com.

Item 11. Executive Compensation

The information called for by this item is incorporated by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission not later than 120 days after January 31, 2004.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this item is incorporated by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission not later than 120 days after January 31, 2004.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information on securities that were authorized for issuance under equity compensation plans as of January 31, 2004:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
Employee Stock Option Plan	1,492,234	$ 9.81	257,766
Equity compensation plans not approved by security holders:			
Stock Option Plan for Non-Employee Directors[1]	270,000	9.47	30,000
Restricted Stock Award Agreement with Howard Socol[2]	200,000	N/A	N/A
Total:	1,962,234	9.76	287,766

(1) In the fiscal year ended January 29, 2000, we adopted a stock option plan that provides for the granting of non-qualified stock options to non-employee members of Holdings' board of directors. Each "eligible director," as defined in the plan, is granted an option to purchase 5,000 shares of Holdings common stock upon his initial appointment to the board of directors of Holdings, which is exercisable at the fair market value of Holdings common stock on the date of grant. At the discretion of the board of directors of Holdings, additional options may be granted to eligible directors on the date of the annual meeting of Holdings' stockholders that takes place after the initial grant, provided the grantee is an eligible director in office immediately following such annual meeting. The options granted under this plan are exercisable at the fair market value, as determined by Holdings' board of directors, and expire ten years after the date of grant. These options are exercisable:

- as to one-half of the total number of shares subject to the grant on the date of grant; and
- as to the remaining shares subject to the grant on the first anniversary of the date of grant.

(2) Pursuant to an amendment to Mr. Socol's employment agreement, on January 10, 2003, Holdings agreed to make a restricted stock award of 200,000 shares of Holdings common stock to Mr. Socol on February 2, 2003. Pursuant to the restricted stock award agreement between Holdings and Mr. Socol, until the shares vest, the shares will be held in escrow and Mr. Socol may not transfer the shares. In addition, until the shares vest, the shares are subject to a right of repurchase by Holdings upon Mr. Socol's resignation without good reason or termination by Holdings for cause. 100,000 of the shares vested on January 31, 2004 and the other 100,000 shares vest on January 31, 2005, provided that Mr. Socol does not terminate his employment before those dates. In addition, upon a change of control of Holdings before Mr. Socol's service terminates, if Holdings terminates Mr. Socol's employment without cause or if Mr. Socol terminates his employment for good reason, all 200,000 shares will fully vest. In addition, a portion of the restricted shares will vest upon Mr. Socol's death or disability. As a restricted stock award, no amounts are payable by Mr. Socol upon the vesting of such shares.

Item 13. Certain Relationships and Related Transactions

The information called for by this item is incorporated by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission not later than 120 days after January 31, 2004.

Item 14. Principal Accountant Fees and Services

The information called for by this item is incorporated by reference to the Company's definitive proxy statement to be filed with the Securities and Exchange Commission not later than 120 days after January 31, 2004.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) (1) and (2) - The response to this portion of Item 15 is submitted as a separate section of this report entitled "List of Financial Statements and Financial Statement Schedules."

(3) Exhibits:

Exhibit	Name of Exhibit
3.1	Certificate of Incorporation of Barneys New York, Inc. ("Holdings"), filed with the Secretary of State of the State of Delaware on November 16, 1998 (1)
3.2	Certificate of Designation for Series A Preferred Stock of Holdings filed with the Secretary of State of the State of Delaware on December 24, 1998 (1)
3.3	By-laws of Holdings (1)
4.1	Specimen of Holdings' Common Stock Certificate (1)

4.2	Indenture, dated as of April 1, 2003, among Barney's, Inc., Holdings, Barneys America, Inc., Barneys (CA) Lease Corp., Barneys (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp., Barneys America (Chicago) Lease Corp. and Wilmington Trust Company (9)
4.3(a)	Form of Note (included in Exhibit 4.2)
4.3(b)	Form of Note Guarantee (included in Exhibit 4.2)
4.4	Registration Rights Agreement, dated April 1, 2003, by and among Holdings, Barney's, Inc., Barneys America, Inc., Barneys (CA) Lease Corp., Barneys (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp., Barneys America (Chicago) Lease Corp. and Jefferies & Company, Inc. (9)
4.5	Warrant Agreement, dated April 1, 2003, between Holdings and Wilmington Trust Company (9)
4.6	Form of Warrant Certificate (9)
4.7	Equity Registration Rights Agreement, dated April 1, 2003, by and between Holdings and Jefferies & Company, Inc. (9)
4.8	Security Agreement, dated April 1, 2003, by and among Barney's, Inc., Barneys America, Inc., Barneys (CA) Lease Corp., Barneys (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp., Barneys America (Chicago) Lease Corp. and Wilmington Trust Company (9)
4.9	Security Agreement, dated April 1, 2003, by and between Holdings and Wilmington Trust Company (9)
4.10	Pledge Agreement, dated as of April 1, 2003, by and among Barney's, Inc., Barneys America, Inc., Barneys (CA) Lease Corp., Barneys (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp., Barneys America (Chicago) Lease Corp. and Wilmington Trust Company (9)
4.11	Pledge Agreement, dated as of April 1, 2003, by and among Holdings and Wilmington Trust Company (9)
4.12	Intellectual Property Security Agreement, dated as of April 1, 2003, by Barney's, Inc., Barneys America, Inc., Barneys (CA) Lease Corp., Barneys (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp., Barneys America (Chicago) Lease Corp. and Wilmington Trust Company (9)
10.1	License Agreement among Barney's, Inc., BNY Licensing Corp. and Barneys Japan Co. Ltd. dated as of January 28, 1999 (1)
10.2	First Amendment to License Agreement, dated as of February 5, 2003, by and between Barney's, Inc., BNY Licensing Corp. and Barneys Japan Co., Ltd. (9)
10.3	Stock Option Plan for Non-Employee Directors effective as of March 11, 1999 (1)*
10.4	Employee Stock Option Plan (5)*
10.5	Registration Rights Agreement by and among Holdings and the Holders party thereto dated as of January 28, 1999 (the "Registration Rights Agreement") (1)
10.6	Amendment No.1 dated as of February 1, 2000, to the Registration Rights Agreement (3)
10.7	Letter Agreement, dated January 28, 1999, among Bay Harbour Management L.C. ("Bay Harbour"), Whippoorwill Associates, Inc. ("Whippoorwill"), Isetan of America, Inc. ("Isetan") and Holdings (4)
10.8	Employment Agreement between Holdings and Howard Socol effective as of January 8, 2001 (7)*
10.9	First Amendment to Employment Agreement, effective as of January 10, 2003, between Holdings and Howard Socol (2)*
10.10	Registration Rights Agreement between Holdings and Howard Socol dated as of January 8, 2001 (7)
10.11	Restricted Stock Award Agreement, dated February 2, 2003, between Holdings and Howard Socol (9)*
10.12	Option Award Agreement, dated January 8, 2001, between Holdings and Howard Socol (9)*
10.13	Credit Agreement, among Barney's Inc., Barneys America, Inc., Barneys (CA) Lease Corp., Barneys (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp. and Barneys America (Chicago) Lease Corp., as Borrowers, the Lenders party thereto, and General Electric Capital Corporation, as the Administrative Agent for such lenders ("GE Capital"), dated as of July 15, 2002 (the "2002 Credit Agreement") (8)
10.14	Guaranty by Holdings in favor of GE Capital, dated as of July 15, 2002 (8)
10.15	Security Agreement by the Borrowers under the 2002 Credit Agreement, in favor of GE Capital, dated as of July 15, 2002 (8)
10.16	Pledge Agreement by the Borrowers under the 2002 Credit Agreement, in favor of GE Capital, dated as of July 15, 2002 (8)
10.17	Security Agreement by Holdings in favor of GE Capital, dated as of July 15, 2002 (8)

10.18	Pledge Agreement by Holdings in favor of GE Capital, dated as of July 15, 2002 (8)
10.19	Intellectual Property Security Agreement by the Borrowers under the 2002 Credit Agreement, in favor of GE Capital, dated as of July 15, 2002 (8)
10.20	First Amendment, dated as of April 1, 2003, to Security Agreement by the Borrowers under the 2002 Credit Agreement, in favor of GE Capital (9)
10.21	Purchase Agreement, dated March 26, 2003, by and among Holdings, Barney's, Inc., Barneys America, Inc., Barneys (CA) Lease Corp., Barneys (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp., Barneys America (Chicago) Lease Corp. and Jefferies & Company, Inc. (9)
10.22	Restated Credit Agreement, dated as of April 1, 2003, among Barney's, Inc., Barneys America, Inc., Barneys (CA) Lease Corp., Barneys (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp., and Barneys America (Chicago) Lease Corp., as borrowers, the institutions party thereto from time to time as lenders, and General Electric Capital Corporation, for itself, as Lender, and as the Administrative Agent for such lenders (9)
10.23	Omnibus Amendment and Confirmation of Collateral Documents, dated as of April 1, 2003, by and among Holdings, Barney's, Inc., Barneys America, Inc., Barneys (CA) Lease Corp., Barneys (NY) Lease Corp., Basco All-American Sportswear Corp., BNY Licensing Corp., and Barneys America (Chicago) Lease Corp., and General Electric Capital Corporation, as administrative agent for the lenders (9)
14	Holdings' Code of Ethics for its Chief Executive Officer, Chief Financial Officer and Other Senior Officers (2)
21	Subsidiaries of the Registrant (2)
23	Consent of Independent Auditors (2)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2)
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2)

(1) Incorporated by reference to Holdings' Registration Statement on Form 10 (the "Form 10") filed with the Securities and Exchange Commission (the "Commission") on June 1, 1999.

(2) Filed herewith.

(3) Incorporated by reference to Amendment No. 2 to the Form 10 filed with the Commission on February 15, 2000.

(4) Incorporated by reference to Amendment No. 1 to the Form 10 filed with the Commission on October 13, 1999.

(5) Incorporated by reference to Exhibit A to the Proxy Statement of Holdings for its annual meeting of Stockholders held on June 27, 2000.

(6) Incorporated by reference to Holdings' Quarterly Report on Form 10-Q for the quarter ended November 3, 2001.

(7) Incorporated by reference to Holdings' Annual Report on Form 10-K for the fiscal year ended February 3, 2001.

(8) Incorporated by reference to Holdings' Quarterly Report on Form 10-Q for the quarter ended August 3, 2002.

(9) Incorporated by reference to Holdings' Annual Report on Form 10-K for the fiscal year ended February 1, 2003.

* Management contracts or compensatory plans or arrangements.

(b) Reports on Form 8-K – The following Report on Form 8-K was filed or furnished during the quarter ended January 31, 2004:

A Form 8-K was furnished on November 25, 2003, under Item 12, relating to Holdings' November 24, 2003 press release setting forth Holdings' third quarter 2003 earnings.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARNEYS NEW YORK, INC.
(Registrant)

By: /s/ Steven M. Feldman
Name: Steven M. Feldman
Title: Executive Vice President and Chief Financial Officer
Date: April 30, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Name	Date	Name	Date
/s/ Shelley F. Greenhaus Shelley F. Greenhaus Director	April 30, 2004	/s/ David A. Strumwasser David A. Strumwasser Director	April 30, 2004
/s/ John Halpern John Halpern Director	April 30, 2004	/s/ Robert J. Tarr, Jr. Robert J. Tarr, Jr. Director	April 30, 2004
/s/ Yasuo Okamoto Yasuo Okamoto Director	April 30, 2004	/s/ Douglas P. Teitelbaum Douglas P. Teitelbaum Director	April 30, 2004
/s/ Allen I. Questrom Allen I. Questrom Director	April 30, 2004	/s/ Steven A. Van Dyke Steven A. Van Dyke Director	April 30, 2004
/s/ Howard Socol Howard Socol Chairman, President, Chief Executive Officer and Director	April 30, 2004	/s/ Steven M. Feldman Steven M. Feldman Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 30, 2004
/s/ Carl Spielvogel Carl Spielvogel Director	April 30, 2004		

Annual Report on Form 10-K

Item 15(a) (1) and (2), (c) and (d)

List of Financial Statements and Financial Statement Schedules

Certain Exhibits

Financial Statement Schedules

Year-ended January 31, 2004

Barneys New York, Inc.

New York, New York

Form 10-K—Item 15(a) (1) and (2)

Barneys New York, Inc. and Subsidiaries

List of Financial Statements and Financial Statement Schedules

The following consolidated financial statements of Barneys New York, Inc. and subsidiaries, included in the Annual Report on Form 10-K of the Company for the year ended January 31, 2004, are incorporated by reference in Item 8:

Consolidated Balance Sheets—January 31, 2004 and February 1, 2003

Consolidated Statements of Operations—
Year ended January 31, 2004, February 1, 2003 and February 2, 2002

Consolidated Statements of Changes in Stockholders' Equity —
Year ended January 31, 2004, February 1, 2003 and February 2, 2002

Consolidated Statements of Cash Flows
Year ended January 31, 2004, February 1, 2003 and February 2, 2002

Notes to Consolidated Financial Statements

The following consolidated financial statement schedules of Barneys New York, Inc. and subsidiaries, are included in Item 15(d):

Schedule I Condensed Financial Information of Registrant

Schedule II Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Report of Independent Auditors

To the Board of Directors and Stockholders
of Barneys New York, Inc.

We have audited the accompanying consolidated balance sheets of Barneys New York, Inc. and subsidiaries as of January 31, 2004 and February 1, 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2004. Our audits also included the financial statement schedules listed in the index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barneys New York, Inc. and subsidiaries as of January 31, 2004 and February 1, 2003, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in fiscal year 2003, the Company changed its method of accounting for cash consideration received from vendors to conform with Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." In addition, as discussed in Note 2 to the consolidated financial statements, effective February 3, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets."

/s/ Ernst & Young LLP

New York, New York
March 19, 2004

Consolidated Balance Sheets

	January 31, 2004	February 1, 2003
	(In thousands, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 15,566	$ 7,111
Receivables, less allowances of $4,077 and $4,225	28,652	24,957
Inventories	61,535	62,252
Other current assets	9,929	7,908
Total current assets	115,682	102,228
Fixed assets at cost, less accumulated depreciation and amortization of $48,754 and $37,290	47,769	50,463
Excess reorganization value	147,226	147,764
Other assets	7,923	1,338
	$ 318,600	$ 301,793
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ —	$ 425
Revolving credit facility	—	10,480
Accounts payable	24,016	20,747
Accrued expenses	32,963	33,029
Total current liabilities	56,979	64,681
Long-term debt	90,536	65,051
Other long-term liabilities	4,793	15,977
Series A Redeemable Preferred Stock — Aggregate liquidation preference $2,000	500	500
Commitments and contingencies		
Stockholders' equity:		
Common stock — $.01 par value; authorized 25,000,000 shares — shares issued 14,103,227 and 13,903,227	141	139
Additional paid-in capital	169,187	166,390
Accumulated other comprehensive income	765	496
Retained deficit	(4,301)	(11,441)
Total stockholders' equity	165,792	155,584
	$ 318,600	$ 301,793

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Operations

	Fiscal years ended		
	January 31, 2004	February 1, 2003	February 2, 2002
	(In thousands, except per share data)		
Net sales	$ 409,477	$ 383,363	$ 371,169
Cost of sales	221,496	204,015	208,845
Gross profit	187,981	179,348	162,324
Expenses:			
Selling, general and administrative (including occupancy expense of $33,798, $32,421, and $31,367)	159,364	154,813	154,818
Depreciation and amortization	11,531	10,760	18,802
Other income — net	(5,872)	(6,327)	(6,957)
Operating income (loss)	22,958	20,102	(4,339)
Interest and financing costs, net of interest income	15,143	11,036	10,393
Income (loss) before income taxes	7,815	9,066	(14,732)
Income taxes	675	600	439
Net income (loss)	$ 7,140	$ 8,466	$ (15,171)
Basic net income (loss) per share of common stock	$ 0.51	$ 0.61	$ (1.09)
Diluted net income (loss) per share of common stock	$ 0.50	$ 0.61	$ (1.09)
Weighted average number of shares of common stock outstanding			
Basic	14,103	13,903	13,903
Diluted	14,404	13,903	13,903

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock Issued		Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
			(In thousands)			
Balances at February 3, 2001	13,903	$ 139	$ 166,390	$ (4,736)	—	$ 161,793
Net loss for Fiscal 2001	—	—	—	(15,171)	—	(15,171)
Balances at February 2, 2002	13,903	139	166,390	(19,907)	—	146,622
Net income for Fiscal 2002	—	—	—	8,466	—	8,466
Forward Contracts	—	—	—	—	$ 496	496
Comprehensive income	—	—	—	—	—	8,962
Balances at February 1, 2003	13,903	139	166,390	(11,441)	496	155,584
Issuance of restricted stock	200	2	848	—	—	850
Issuance of warrants	—	—	1,949	—	—	1,949
Net income for Fiscal 2003	—	—	—	7,140	—	7,140
Forward Contracts	—	—	—	—	269	269
Comprehensive income	—	—	—	—	—	7,409
Balances at January 31, 2004	14,103	$ 141	$ 169,187	$ (4,301)	$ 765	$ 165,792

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended		
	January 31, 2004	February 1, 2003	February 2, 2002
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 7,140	$ 8,466	$ (15,171)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	15,844	12,020	19,994
Write-off of fixed assets	200	—	—
Write-off of unamortized bank fees	364	641	—
Deferred compensation	425	—	—
Deferred rent	2,954	2,184	2,667
Decrease (increase) in:			
Receivables	(3,695)	1,732	1,042
Inventories	717	(9,803)	8,783
Other current assets	(465)	(778)	795
Long-term assets	(1,953)	—	(4)
(Decrease) increase in:			
Accounts payable and accrued expenses	3,741	(321)	(4,095)
Net cash provided by operating activities	25,272	14,141	14,011
Cash flows from investing activities:			
Fixed asset additions	(9,036)	(11,082)	(11,982)
Contributions from landlords	—	—	613
Restricted cash	—	200	—
Net cash used in investing activities	(9,036)	(10,882)	(11,369)
Cash flows from financing activities:			
Proceeds from debt	398,270	439,691	397,613
Repayments of debt	(416,325)	(445,216)	(406,264)
Proceeds from senior notes issuance	90,100	—	—
Repayment of long-term debt	(58,064)	—	—
Repayment of deferred rent obligations	(15,000)	—	—
Loan origination fees	(6,762)	(1,458)	(525)
Net cash used in financing activities	(7,781)	(6,983)	(9,176)
Net increase (decrease) in cash and cash equivalents	8,455	(3,724)	(6,534)
Cash and cash equivalents — beginning of year	7,111	10,835	17,369
Cash and cash equivalents — end of year	$ 15,566	$ 7,111	$ 10,835

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Barneys New York, Inc. ("Holdings") and Subsidiaries (collectively the "Company") is a leading upscale retailer of men's, women's and children's apparel and accessories and items for the home. The Company operates 21 stores throughout the United States, including its three flagship stores in New York, Beverly Hills and Chicago. The Company has entered into a licensing arrangement pursuant to which a third party operates two retail stores in Japan and a single in-store department in Singapore, all under the "Barneys New York" name.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Holdings and its wholly-owned and majority-owned subsidiaries in which Holdings has a controlling financial interest and exercises control over their operations. Intercompany investments and transactions have been eliminated in consolidation.

(b) Fiscal Years

References in these financial statements to "2003", "2002" and "2001" are for the 52 weeks ended January 31, 2004, February 1, 2003, and February 2, 2002, respectively.

(c) Cash and Cash Equivalents

All highly liquid investments with a remaining maturity of three months or less at the date of acquisition are classified as cash equivalents. The carrying value approximates their fair value.

(d) Accounts Receivable and Finance Charges

The Company provides credit to its customers and performs on-going credit reviews of its customers. Accounts are generally written off automatically after 180 days have passed without the Company having received a full scheduled monthly payment. Accounts are written off sooner in the event of bankruptcy or other factors that make collection seem unlikely. The Company estimates the appropriate allowance using a model that considers the current aging of the accounts, historical write-off and recovery rates and other portfolio data. This estimate is then reviewed by Company management to assess whether additional analysis is required to appropriately estimate expected losses. Concentration of credit risk is limited because of the large number of customers.

Finance charge income recorded in Fiscal 2003, 2002 and 2001 approximated $4,541,000, $4,608,000 and $4,661,000, respectively, and is included in other income-net in the statement of operations. The costs of administering the Company's private label credit card program are included in selling, general and administrative expenses. Prior to any allocation of "in-store" costs related to the Company's private label credit card program or any allocation of corporate overhead expenses, these costs approximated $3,651,000, $3,247,000, and $4,005,000 for the years ended January 31, 2004, February 1, 2003, and February 2, 2002, respectively.

(e) Inventories

Merchandise inventories, consisting primarily of finished goods, are stated at the lower of FIFO (first-in, first-out) cost or market, as determined by the retail inventory method. Merchandise is purchased from many different vendors based throughout the world. Most of the Company's relationships with its vendors are not subject to contractual arrangements. In the fiscal year ended January 31, 2004, our ten top designers (including all brands owned by such designers) accounted for approximately 27% of our total sales, and our two top designers (including all brands owned by such designers) accounted for approximately 10% and 4%, respectively, of our total sales. If one or more of the Company's top designers were to cease providing the Company with adequate supplies of merchandise, the Company's business might, in the short term, be adversely affected. However, management believes that alternative supply sources exist to fulfill the Company's requirements in the event of a disruption.

(f) Fixed Assets

Pursuant to American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), property and equipment were restated at approximate fair market value at January 30, 1999 in connection with the Company's emergence from bankruptcy. Fixed assets acquired after January 30, 1999 are recorded at cost. Depreciation is computed using the straight-line method. Fully depreciated assets are written off against accumulated depreciation. Furniture, fixtures and equipment are depreciated over their useful lives. Leasehold improvements are amortized over the shorter of the useful life or the lease term. The Company expenses normal repairs and maintenance costs as incurred.

(g) Excess Reorganization Value

Excess reorganization value represents the adjustment of the Company's balance sheet for reorganization value in excess of amounts allocable to identifiable assets. In June 2001, SFAS No. 142, *"Goodwill and Other Intangible Assets"* was issued. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including excess reorganization value. Among other things, SFAS No. 142 requires that goodwill no longer be amortized, but rather be tested annually for impairment. This statement was effective for fiscal years beginning after December 15, 2001. In accordance with SFAS No. 142, in the fiscal year ended January 31, 2004, we completed the required testing for impairment of our excess reorganization value. Based upon our testing, we concluded that the fair value of the enterprise exceeded its book value. Accordingly, we did not need to perform the second step of the test, which measures the amount of the impairment. For the fiscal years ended January 31, 2004 and February 1, 2003, we did not record an impairment loss related to excess reorganization value. However, our excess reorganization value was reduced by approximately $538,000 and $1.7 million during the fiscal years ended January 31, 2004 and February 1, 2003, respectively, due to a reversal of a tax reserve resulting from the resolution of tax contingencies existing at the time of our emergence from bankruptcy in January 1999.

During the fiscal year ended February 2, 2002 (and prior fiscal years), when SFAS No. 142 was not in effect, the Company amortized excess reorganization value over a twenty-year period. If excess reorganization value had not been amortized during the fiscal year ended February 2, 2002 the Company's adjusted net (loss) income and basic and diluted (loss) income per share would have been as follows:

	Fiscal Year Ended February 2, 2002	
	Net (Loss) Income	Basic and Diluted (Loss) Income Per Share
	($ in thousands, except per share data)	
As Reported	$ (15,171)	$ (1.09)
Amortization of Excess Reorganization Value	8,791	0.63
As Adjusted	$ (6,380)	$ (0.46)

(h) Earnings per Common Share ("EPS")

Basic EPS is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding. Diluted EPS reflects the incremental increase in common shares outstanding assuming the exercise of stock options and warrants that would have had a dilutive effect on earnings per common share. Options and warrants to acquire an aggregate of 1,762,234, 1,627,234 and 1,734,634 shares of common stock (issued pursuant to the Company's stock option plans and other previously outstanding options and warrants, all of which are discussed in Notes 8(b), 8(c) and 9(b)) were not included in the computation of diluted EPS for Fiscal 2003, 2002 and 2001, respectively, as including them would have been anti-dilutive. Net income (loss) attributed to common stockholders is not materially affected by the 1% dividend on the 5,000 issued and outstanding shares of preferred stock.

The following is an analysis of the differences in the share computation used for basic and diluted earnings per common share in accordance with Statement of Financial Accounting Standards No. 128, *"Earnings Per Share"*.

	Fiscal year ended January 31, 2004
	(in thousands)
Weighted average common shares outstanding	14,103
Effect of dilutive securities:	
Warrants	301
Weighted average common shares outstanding and common share equivalents	14,404

Pro-forma disclosures, as required by Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure", are computed as if the Company recorded compensation expense based on the fair value for stock-based awards or grants. The following pro-forma information includes the effects of the options discussed in Note 9(b).

	Fiscal 2003	Fiscal 2002	Fiscal 2001
	($ in thousands, except per share data)		
Net income (loss)-as reported	$ 7,140	$ 8,466	$ (15,171)
Deduct: Stock-based employee compensation expense determined under fair value method, net of related tax effects	1,098	1,410	1,596
Pro-forma net income (loss)	$ 6,042	$ 7,056	$ (16,767)
Net income (loss) per share:			
Basic — as reported	$ 0.51	$ 0.61	$ (1.09)
Diluted — as reported	0.50	0.61	(1.09)
Basic — pro-forma	0.43	0.51	(1.21)
Diluted — pro-forma	0.42	0.51	(1.21)

(i) Impairment of Assets

The Company records impairment losses on long-lived assets (including excess reorganization value) when events and circumstances indicate that the assets might be impaired. For purposes of evaluating the recoverability of long-lived assets (including excess reorganization value through February 2, 2002), the recoverability test is performed using undiscounted net cash flows of the individual stores and consolidated undiscounted net cash flows for long-lived assets, not identifiable to individual stores. An impairment loss recognized will be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. If quoted market prices are not available, the estimate of fair value will be based on the best information available under the circumstances, such as prices for similar assets or the present value of estimated expected future cash flows. Subsequent to February 2, 2002, the Company determines any impairment in excess reorganization value in accordance with SFAS No. 142 as discussed in Note 2(g).

(j) Foreign Exchange Contracts

Derivative Instruments and Hedging Activities. In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities", or SFAS No. 133, which we adopted, as amended, on February 4, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivative instruments as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

The Company in the normal course of business periodically enters into foreign exchange forward contracts and option contracts to reduce the risk associated with currency movements related to committed inventory purchases denominated in foreign currency. The Company does not enter into these contracts for the purpose of trading or speculation.

For the fiscal year ended February 2, 2002, the Company did not designate the forward foreign currency contracts that it entered into as hedges of the anticipated purchases, and therefore, unrealized gains and losses were recognized currently in earnings. Accordingly, in connection with these forward foreign currency contracts outstanding at February 2, 2002, the Company recognized a loss of approximately $300,000 which was included in cost of sales in the Statement of Operations and as a reduction to inventory as of February 2, 2002. For the fiscal years ended January 31, 2004 and February 1, 2003, the Company designated its forward foreign currency contracts as cash flow hedges.

At January 31, 2004 and February 1, 2003, $765,000 and $496,000, respectively, were recorded by the Company in other comprehensive income in the Statement of Changes in Stockholders' Equity with corresponding increases to other current assets, to recognize at fair value the forward foreign currency contracts that were designated as cash flow hedging instruments in accordance with SFAS No. 133. No components of the contracts were excluded in the measurement of the related hedge effectiveness. Additionally, no gains or losses related to the ineffectiveness of cash flow hedges were recognized in earnings during fiscal 2003 and 2002. The Company expects to reclassify all of the unrealized gain from other comprehensive income into earnings within the next eight month period due to the actual usage of foreign exchange contracts to purchase merchandise and the Company's ultimate sale of that merchandise.

Cost of sales includes a $653,000 and $53,000 loss in the fiscal years ended January 31, 2004 and February 1, 2003, respectively, and income of approximately $970,000 for the fiscal year ended February 2, 2002, related to the settlement of foreign denominated inventory purchases.

In order to qualify as cash flow hedges, the Company's forward foreign currency contracts must satisfy various criteria as outlined in SFAS No. 133. That criteria includes documenting at inception, the hedging relationship and the risk management objective and strategy for undertaking the hedge. This documentation includes identifying the hedged instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk will be assessed.

The Company enters into these foreign currency contracts with an unrelated third party bank. The critical terms of the Company's foreign currency contracts are the same as the underlying forecasted transactions, therefore, changes in the fair value of the contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. In addition, the forecasted transactions that are being hedged are specifically identifiable and the occurrence of the forecasted transactions is probable.

The gain in comprehensive income results in a deferred tax liability which is offset by the Company's net operating loss carryforward. The deferred tax on the gain and tax benefit from the use of the net operating loss carryforward were recorded in comprehensive income as required by paragraph 37 of Statement of Financial Accounting Standard No. 109.

At January 31, 2004 and February 1, 2003, the notional amount and estimated fair value, utilizing quotes from external sources, of the Company's outstanding forward foreign currency contracts is detailed below:

	January 31, 2004	
Foreign Currency	**Notional Amount**	**Estimated Fair Value**
Euro	18,095,000	18,704,000
British Pound	165,000	170,000

	February 1, 2003	
Foreign Currency	**Notional Amount**	**Estimated Fair Value**
Euro	8,506,000	9,100,000
British Pound	160,000	153,000

At January 31, 2004, the Company's forward exchange contracts have maturity dates through November 2004.

(k) Revenue Recognition

Sales, recognized at the point of sale, consist of sales of merchandise, net of returns. Net sales in the Statement of Operations include an estimate for merchandise returns, where a right of return exists, in accordance with SFAS No. 48, *"Revenue Recognition When Right of Return Exists."*

In accordance with the licensing arrangements discussed in Note 7, the Company's minimum royalty revenue is recognized monthly as the license fee accrues. Any royalties above the minimum are recognized as earned.

(l) Advertising Expenses

The Company expenses advertising costs upon first showing. Advertising expenses were approximately $8,332,000, $7,120,000, and $6,647,000 in Fiscal 2003, 2002, and 2001, respectively.

In 2002, the FASB Emerging Issues Task Force ("EITF") issued EITF No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 addresses the accounting by a reseller for consideration received from a vendor. A consensus was reached that cash consideration is presumed to be a reduction in the price of a vendor's product that should be recognized as a reduction of cost of sales. However, this presumption can be overcome when the consideration received is for the reimbursement of specific, identifiable and incremental costs of the reseller. In that event, the consideration, subject to a threshold, is recognized as a reduction in selling, general and administrative expenses. The provisions of EITF 02-16 were effective for all new arrangements, or modifications to existing arrangements, entered into after December 31, 2002.

For the fiscal year ended January 31, 2004, the implementation of EITF 02-16 had the effect of increasing advertising expenses by approximately $1.3 million and decreasing cost of sales by a like amount. Had EITF 02-16 been in effect for the fiscal year ended February 1, 2003, selling, general and administrative expenses would have increased by approximately $600,000 and cost of sales would have decreased by a like amount.

(m) Income Taxes

The Company records income tax expense using the liability method. Under this method, deferred tax assets and liabilities are estimated for the future tax effects attributable to temporary differences between the financial statement and tax basis of assets and liabilities.

(n) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(o) Shipping and Handling Costs

Shipping and handling costs of the Company are included in selling, general and administrative expenses. These costs amounted to $1,583,000, $1,332,000 and $1,243,000 for the fiscal years ended January 31, 2004, February 1, 2003, and February 2, 2002, respectively.

(p) Income Statement Expense Classification

Cost of sales includes the cost of merchandise sold as well as costs associated with the purchase of the merchandise primarily including inbound freight and duty costs, buying agent costs, foreign exchange gains and losses on settlement of foreign denominated purchases, sample costs and label costs. All other expenses, except depreciation and amortization, interest and income taxes, but including internal transfer costs and warehousing and distribution expenses, are included in selling, general and administrative expenses, because the predominant costs associated with these expenses, most notably occupancy costs and personnel costs, are general and administrative in nature. Based on these classifications, the Company's gross margins may not be comparable to those of other entities, since some entities include the costs related to their distribution network and retail store rent expenses in cost of sales, whereas others, like the Company, exclude these costs from gross margin, including them instead in selling, general and administrative expenses. Expenses related to the Company's distribution network which primarily include personnel, occupancy and transportation costs were $5,928,000, $5,770,000, and $5,686,000 in Fiscal 2003, 2002, and 2001, respectively.

(q) Vendor Allowances

The Company receives allowances from its vendors through a variety of programs and arrangements, primarily including co-operative advertising, markdown reimbursement programs, salary expense reimbursement programs and promotional event reimbursement programs. Allowances received from vendors included in selling, general and administrative expenses, which are netted against the related expense were, $8,916,000, $8,826,000, and $8,164,000 in Fiscal 2003, 2002, and 2001, respectively. Markdown reimbursements are credited against cost of sales in the period in which the related markdowns are taken.

Through February 1, 2003, all other reimbursement programs discussed above were credited against the related selling, general and administrative expense when the purpose for which the vendor funds were intended to be used had been fulfilled. Effective with the adoption of EITF 02-16, which covered reimbursement arrangements entered into after December 31, 2002, the Company now credits the aggregate portion of the vendor reimbursements received in excess of third party incremental costs incurred against cost of sales, with the remainder credited against the related selling, general and administrative expense for which the vendor funds were intended to be used.

(r) Fair Value of Financial Instruments

Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments" ("SFAS No. 107"), the Company has estimated the fair value of its financial instruments using the following methods and assumptions: the carrying amounts of cash and equivalents, accounts receivable and accounts payable approximate fair value because of their short-term nature.

The fair value of the Company's long-term debt is estimated based on quoted market prices for the same issue. The fair value was $106,000,000 at January 31, 2004 and the related carrying amount, net of discount, was $90,536,000.

(s) New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE's"), an interpretation of Accounting Research Bulletin No. 51" ("Interpretation No. 46"). In December 2003, the FASB issued a revision to Interpretation No. 46 to make certain technical corrections and address certain implementation issues that had arisen. Interpretation No. 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in an entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. Interpretation No. 46 was effective immediately for VIE's created after January 31, 2003. The provisions of Interpretation No. 46, as revised, are required to be applied by the Company no later than the end of the Company's first quarter ending May 1, 2004. The Company is currently evaluating the requirements and impact of Interpretation No. 46, however, at the present time, the Company does not believe there are any additional entities that will require disclosure or consolidation as a result of the provisions of Interpretation No. 46.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 149 had no impact on our results of operations or our financial position.

In May 2003, the FASB issued Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS No. 150 in the third quarter ended November 1, 2003. The adoption of SFAS No. 150 did not have any effect on the Company's consolidated financial statements.

3. Fixed Assets

Fixed assets consist of the following:

	January 31, 2004	February 1, 2003	Useful Life (In Years)
	($ in thousands)		
Furniture, fixtures and equipment	$ 43,254	$ 39,470	3 to 7
Leasehold improvements	53,269	48,283	2 to 14
Total	96,523	87,753	
Accumulated depreciation and amortization	(48,754)	(37,290)	
Net fixed assets	$ 47,769	$ 50,463	

4. Debt

(a) Revolving Credit Facility

On July 15, 2002, the Company entered into a $105,000,000 million credit facility led by General Electric Capital Corporation, as Administrative Agent (the "GE Facility"), which replaced the Company's prior credit facility. The GE Facility provided a $97,000,000 revolving loan commitment with a $40,000,000 sub-limit for the issuance of letters of credit and an $8,000,000 term loan commitment. Proceeds from the GE Facility were used to repay in full all amounts outstanding under a prior revolving credit facility and are being used for working capital, capital expenditures and general corporate purposes. On April 1, 2003, contemporaneously with the senior notes issuance discussed below, the Company repaid the term loan outstanding under the GE Facility and entered into a restated credit facility. The restated credit facility provides for a $70.0 million revolving credit facility pursuant to which the Company may borrow up to $66.0 million, with a $40.0 million sub-limit for the issuance of letters of credit, subject to a borrowing base test. With the consent of the required lenders under the restated credit facility, the maximum borrowing amount may be increased to up to $70.0 million. The restated credit facility matures on July 15, 2006.

The restated credit facility is secured by a first-priority lien on substantially all of our assets, other than real property leaseholds. The assets that secure our restated credit facility include, but are not limited to, our accounts receivable, inventories, general intangibles (including software), equipment and fixtures, equity interests of subsidiaries owned by us, intellectual property and cash. In addition, each borrower under the restated credit facility is required to cross-guarantee each of the other borrowers' obligations under the restated credit facility, and the assets of each borrower secure such borrower's cross guarantee.

Availability under the restated credit facility is calculated as a percentage of eligible inventory and receivables, including finished inventory covered by undrawn documentary letters of credit and Barneys private label credit card receivables, less certain reserves. At January 31, 2004 we had approximately $40.9 million of availability under this facililty.

Interest rates on borrowings under the restated credit facility are either the "base rate," as defined in the restated credit facility, plus 1.00% or LIBOR plus 2.50%, subject to quarterly adjustment after August 2, 2004. The restated credit facility also provides for a fee of 2.0% per annum on the maximum amount available to be drawn under each outstanding letter of credit and a tiered unused commitment fee with a weighted average of approximately 0.45% on the unused portion of the credit facility.

Average borrowings under the respective credit facilities for the fiscal year ended January 31, 2004 and the fiscal year ended February 1, 2003 were $8.2 million and $30.7 million, respectively. The effective interest rate on this portion of the Company's outstanding debt for the fiscal year ended February 1, 2003 was 10.52%.

In connection with the origination of the GE Facility, and the restatement of that facility on April 1, 2003, the Company incurred fees of approximately $1,500,000 and $400,000, respectively. Such fees are being amortized over the life of the GE Facility as interest and financing costs. In addition, and in connection with the restatement of the GE Facility, the Company wrote off approximately $364,000 in deferred financing costs relating to the credit facility. The unamortized portion of the remaining fees is included in Other Assets. The unamortized fees of approximately $641,000, associated with the prior revolving credit facility which was replaced by the GE Facility, were written off in Fiscal 2002 and are included in Interest expense.

The restated credit facility contains financial covenants relating to net worth, earnings (specifically, earnings before interest, taxes, depreciation and amortization ("EBITDA")), capital expenditures and minimum excess borrowing base availability as outlined below. With the exception of the capital expenditures covenant, which is measured on an annual basis, and the minimum excess borrowing base availability covenant, with which we must be in compliance at all times, the covenants discussed herein are required to be measured on a quarterly basis.

Minimum consolidated net worth. As of the last day of every fiscal quarter, starting with the first fiscal quarter of 2002, consolidated net worth shall not be less than certain minimum amounts. The minimum amount is $136.0 million for the fiscal year ended January 31, 2004; $147.0 million at the end of the fiscal year ending January 29, 2005; and $147.0 million at the end of the fiscal year ending January 28, 2006.

Minimum consolidated EBITDA. As of the last day of every fiscal quarter (for the defined trailing periods), starting with the first fiscal quarter of 2002, EBITDA shall not be less than certain minimum amounts, subject to escalation during the fiscal year. The minimum amount at the end of the fiscal year ended January 31, 2004 is $25.0 million; $29.0 million at the end of the fiscal year ending January 29, 2005; and $30.0 million at the end of the fiscal year ending January 28, 2006.

Capital expenditures. Our total capital expenditures for the fiscal year ended January 31, 2004 and for fiscal years ending thereafter, were limited to $10.0 million per fiscal year, subject to increase if certain conditions are met.

Minimum excess borrowing base availability. We are required to maintain minimum excess borrowing base availability of $8.0 million at all times.

At January 31, 2004, there were no loans outstanding under the restated credit facility. As of February 1, 2003, inclusive of current amounts due, the Company had approximately $18.1 million of loans outstanding under its GE Facility, consisting of approximately $10.5 million of borrowings under the revolving portion of the facility and $7.6 million in term loan borrowings. In addition, at January 31, 2004 and February 1, 2003, $10,492,000 and $17,982,000, respectively, was committed under unexpired letters of credit. Additionally, as collateral for performance on certain leases and as credit guarantees, Barney's, Inc. is contingently liable under standby letters of credit under the restated credit facility in the amount of approximately $11,713,000.

Management believes that it will be in compliance with the financial covenants contained in the restated credit facility for the fiscal year ending January 29, 2005. However, any material deviations from the Company's forecasts could require the Company to seek waivers or amendments of covenants, alternative sources of financing or to reduce expenditures. There can be no assurance that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to the Company.

(b) $106,000,000 Senior Notes

On April 1, 2003, the Company completed an offering of 106,000 units at a price of $850 per unit, for gross proceeds of $90.1 million. Each unit consisted of $1,000 principal amount at maturity of 9.000% senior secured notes due April 1, 2008 of Barney's, Inc. and one warrant to purchase 3.412 shares of common stock of Holdings at an exercise price of $0.01 per share. $106.0 million aggregate principal amount at maturity of notes were issued, together with an aggregate of 106,000 warrants to acquire an aggregate of 361,672 shares of the common stock of Holdings. The warrants expire on April 1, 2008. Approximately $1.9 million of the proceeds from the offering was allocated to the warrants and the remainder of the proceeds was allocated to the notes. The total debt discount of $17.8 million is being amortized over the life of the notes. Interest is payable semi-annually on April 1 and October 1 commencing on October 1, 2003. In September 2003, the Company completed an exchange offer pursuant to which the holders of the notes exchanged them for freely tradable notes with substantially identical terms.

On or after April 1, 2006 and April 1, 2007, Barney's, Inc., at its option, may redeem some or all of the notes at a redemption price of 109.894% of accreted value, and 100% of principal amount at maturity, respectively, in all cases plus accrued and unpaid interest. Prior to April 1, 2005, Barney's, Inc. can utilize the proceeds of certain equity offerings to redeem up to 35% of the aggregate principal amount at maturity of the notes, at a redemption price equal to 113.192% of accreted value plus accrued and unpaid interest. If Barney's, Inc. experiences a change of control, each holder of the notes will have the right to sell to Barney's, Inc. all or a portion of their notes at 101% of their accreted value, plus accrued and unpaid interest, to the date of repurchase.

In connection with the offering, Holdings agreed that upon receipt of a written request from the holders of at least 5% of the shares issuable upon exercise of the warrants, Holdings will, as promptly as practicable, file a shelf registration statement covering the resale of the shares issuable upon exercise of the warrants. Holdings may, at its option, file a registration statement covering the resale of the shares issuable upon exercise of the warrants.

Net proceeds to the Company were approximately $81.7 million after deducting commissions, financial advisory fees and expenses (collectively referred to as the "Offering Fees") of the offering. The Offering Fees of approximately $8.4 million have been deferred and are included in other assets. Such amount is being amortized to interest expense over the term of the notes. The net proceeds were used to repay the $22,500,000 subordinated note; the equipment notes; the term loan and a portion of the revolver loans outstanding under the GE Facility; and a substantial portion of the Company's deferred rent obligations pursuant to its flagship leases. The prepayment of the $22.5 million subordinated note and the equipment notes aggregated approximately $58.1 million and resulted in a gain on early extinguishments of debt of approximately $200,000.

(c) Repaid Debt

The following notes had original scheduled maturity dates of January 28, 2004. On April 1, 2003, a portion of the net proceeds from the senior note issuance discussed above were used to repay these notes. Therefore, at February 1, 2003 in accordance with Statement of Financial Accounting Standards No. 6, *"Classification of Short-Term Obligations Expected to be Refinanced"*, these obligations were recorded as long-term liabilities in the consolidated balance sheet at February 1, 2003.

(i) $22,500,000 Subordinated Note

This note bore interest at the stated rate of 10% per annum. After amortization of the debt discount, this note was recorded at $22,112,000 at February 1, 2003.

(ii) Equipment Notes

These promissory notes, totaling $35,789,000, bore interest at the stated rate of 11½% per annum. The estimated fair value of the equipment notes approximated face value as estimated by an investment banking firm utilizing discounted cash flows and comparable company methodology.

(d) Other

During Fiscal 2003, 2002 and 2001, the Company paid interest of approximately $9,879,000, $9,447,000 and $9,835,000, respectively.

The terms of the indenture governing Barney's, Inc.'s $106,000,000 Senior Notes and our restated credit facility restrict the ability of Barney's, Inc. to make distributions to Holdings and, consequently, restrict the ability of Holdings to pay dividends on shares of Holdings common stock. In addition, the guarantee by Holdings of the restated credit facility prohibits Holdings from declaring dividends on shares of its capital stock, with the exception of dividends payable to holders of shares of Holdings preferred stock. Holdings has no present intention to declare dividends on shares of its common stock.

5. Commitments and Contingencies

(a) Leases

The Company leases real property and equipment under agreements that expire at various dates. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes and other operating expenses. In addition, certain real estate leases provide for escalation rentals based upon inflation or increases in the lessor's costs or provide for additional rent contingent upon the Company increasing its sales. In accordance with SFAS No. 13 "Accounting for Leases," the Company accounts for the rental payments due under its operating leases on a straight-line basis, and records an annual rent expense for each lease by dividing the total rent payments due during the term of the lease by the number of years in the term of the respective lease. Accordingly, the difference between the cash rent expense and the straight line rent expense is included in other long-term liabilities on the balance sheet.

At January 31, 2004, total minimum rent payments at contractual rates are as follows for the respective fiscal years:

	($ in 000's)
2004	$ 27,700
2005	27,177
2006	25,165
2007	24,234
2008	23,097
Thereafter	312,794
Total minimum rent payments	$ 440,167

Total rent expense in Fiscal 2003, 2002, and 2001, was $33,978,000, $32,621,000, and $31,701,000, respectively, which included percentage rent of $0, $60,000, and $37,000, in each of the respective periods.

(b) Litigation

The Company is involved in various legal proceedings which are routine and incidental to the conduct of its business. Management believes that none of these proceedings, if determined adversely to the Company, would have a material effect on its financial condition or results of operations.

6. Income Taxes

Holdings is the parent of a U.S federal consolidated group that includes Barney's, Inc. and its wholly-owned subsidiaries, collectively referred to as the Consolidated Subsidiaries. Holdings and the Consolidated Subsidiaries file a consolidated U.S federal income tax return. Under the U.S federal consolidated return rules, the Consolidated Subsidiaries generally do not directly pay U.S federal income taxes. Instead, Holdings remits any tax due with respect to the consolidated group. To equitably allocate the consolidated income tax liabilities of the consolidated group between Barney's, Inc., on behalf of itself and its subsidiaries, and the remainder of the group, on January 28, 1999, Holdings entered into a tax sharing and indemnification agreement with the Consolidated Subsidiaries. Under this agreement, Barney's, Inc. is obligated, among other things, to pay to Holdings any taxes attributable to the Consolidated Subsidiaries, and Holdings may be required to compensate Barney's, Inc. for Holdings' use of tax benefits attributable to the Consolidated Subsidiaries.

Significant components of the provision for income taxes attributable to continuing operations, as well as taxes paid, are as follows:

	Fiscal 2003	Fiscal 2002	Fiscal 2001
Current			
Federal	$ —	$ —	$ —
State, local and franchise	600,000	600,000	439,000
Foreign	75,000	—	—
Total Current	$ 675,000	$ 600,000	$ 439,000
Taxes Paid	$ 627,000	$ 538,000	$ 359,000

The reconciliation of income tax attributable to continuing operations computed at the U.S. statutory tax rates to income tax expense is:

	Fiscal 2003	Fiscal 2002	Fiscal 2001
U.S. Statutory Rate	35.0%	35.0%	35.0%
State Taxes	7.0	11.0	2.0
Foreign Taxes	1.0	—	—
Other	1.0	(1.0)	3.0
Valuation Allowance	(32.0)	(38.0)	(43.0)
Effective Tax Rate	12.0%	7.0%	(3.0)%

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities are as follows ($ in thousands):

	January 31, 2004	February 1, 2003
Deferred tax assets:		
Inventory	$ 57	$ 323
Provision for doubtful accounts	241	299
Tax credit and loss carryforward	10,948	11,293
Other	2,654	1,925
Gross deferred tax assets	13,900	13,840
Less: Valuation allowance	(2,779)	(5,684)
Deferred tax assets	11,121	8,156
Deferred tax liabilities:		
Depreciation & amortization	11,052	8,087
Net deferred tax asset	$ 69	$ 69
Included in:		
Current assets	$ 2,362	$ 1,501
Other long-term liabilities	(2,293)	(1,432)
Net deferred tax asset	$ 69	$ 69

At January 31, 2004, the Company had net operating loss carryforwards of $27,200,000 for regular tax purposes, which begin to expire in 2020 and future tax years. The AMT credit carryforward of $69,000 can be carried forward indefinitely.

7. Related Party Transactions

Licensing arrangements

BNY Licensing, a wholly-owned subsidiary of Barneys, is party to licensing arrangements pursuant to which (i) two retail stores are operated in Japan and a single in-store department is operated in Singapore under the name "BARNEYS NEW YORK", each by Barneys Japan Company ("Barneys Japan"), an affiliate of Isetan of America, Inc., ("Isetan"), and (ii) Barneys Asia Co. LLC, which is 70% owned by BNY Licensing and 30% owned by an affiliate of Isetan, has the exclusive right to sublicense the BARNEYS NEW YORK trademark throughout Asia (excluding Japan).

Pursuant to the trademark license agreement between BNY Licensing and Barneys Japan, a royalty-bearing, exclusive right and license to operate retail store locations in Japan and a royalty-bearing, non-exclusive right and license to operate a department within a retail store in Singapore, under the trademark and trade names "BARNEYS NEW YORK" (the "Trademark License Agreement") has been granted to Barneys Japan. In addition, Barneys Japan has been granted a license to make, sell and distribute certain products bearing the trademark "BARNEYS NEW YORK" and to use "BARNEYS NEW YORK" as part of its corporate name. The Trademark License Agreement expires on December 31, 2015; however, Barneys Japan may renew the agreement for up to three additional ten year terms provided certain conditions are met. Under the terms of the agreement, Barneys Japan pays BNY Licensing or its assignee a minimum royalty of 2.50% of a minimum net sales figure set forth in the agreement (the "Minimum Royalty") and an additional royalty of 2.50% of net sales in excess of the minimum net sales and sales generated from the expansion of Barneys Japan store base (beyond three stores) and business methods. In accordance with a prior arrangement, Isetan was given an absolute assignment of 90% of the annual minimum royalties. As a result, the Company only receives royalty payments equal to 10% of the annual minimum royalties as set forth in the licensing agreement.

Pursuant to the license agreement between BNY Licensing and Barneys Asia Co., BNY Licensing has granted to Barneys Asia, a royalty-free, exclusive right and license to sublicense the right to operate retail store locations and departments with retail stores in Taiwan, Korea, Thailand, Malaysia, Hong Kong, Indonesia, India, China and the Philippines, and a non-exclusive right and license to sublicense the same activities in Singapore, under the trademark and trade name "BARNEYS NEW YORK". In addition, Barneys Asia has been granted a license to sublicense the right to make, sell and distribute certain products bearing the trademark "BARNEYS NEW YORK". Further, Barneys Asia has been granted a license to use "BARNEYS NEW YORK" as part of its corporate name. All sublicenses granted by Barneys Asia under this agreement must be royalty-bearing. The Barneys Asia License Agreement expires on December 31, 2015; however, Barneys Asia may renew the agreement for up to three additional ten year terms.

Pursuant to the terms of the trademark license agreement between BNY Licensing and an affiliate of Isetan, the Company's 10% portion of the annual minimum royalty over the remaining initial term of this agreement ranges from 47,700,000 to 61,195,106 Japanese Yen ($450,900 to $578,400 at the January 31, 2004 conversion rate of 105.8 Japanese yen to one United States dollar) a year. The minimum royalty revenue is recognized monthly as the license fee accrues. Any royalties above the minimum will be recognized as earned. Minimum royalty income included in other income, net is approximately $356,000, $318,000 and $326,000 for Fiscal 2003, 2002, and 2001, respectively.

By a first amendment to the above license agreement dated as of February 5, 2003, the affiliate of Isetan agreed to pay the Company the sum of $750,000 in each of February 2003 and February 2004 in consideration of the Company's consent to certain matters relating to the establishment by the affiliate of Isetan of an additional Barneys New York store in Japan. The Company received each payment as due.

8. Stockholders' Equity

Holdings' Certificate of Incorporation (the "Charter") provides that the total number of all classes of stock which Holdings will have authority to issue is 35,000,000 shares, of which 25,000,000 will be Holdings common stock, and 10,000,000 shares will be preferred stock (of which 20,000 shares have been issued (see (b) below)), both having a par value of $0.01 per share. The rights and preferences of the preferred stock are established by the Company's Board of Directors upon issuance. Holdings is prohibited by its Charter from issuing any class or series of non-voting securities.

(a) Holdings Common Stock

Each share of Holdings common stock entitles its holder to one vote. The holders of record of Holdings common stock will be entitled to participate equally in any dividend declared by the Board of Directors of Holdings. Each share of Holdings common stock is entitled to share ratably in the net worth of Holdings upon dissolution. So long as any shares of preferred stock are outstanding, no dividends on Holdings common stock may be paid until all accrued and unpaid dividends on the preferred stock have been paid.

(b) Preferred Stock

The 20,000 shares of Series A preferred stock have an aggregate liquidation preference of $2,000,000 (the "Liquidation Preference"), plus any accrued and unpaid dividends thereon (whether or not declared). Dividends on the preferred stock are cumulative (compounding annually) from January 28, 1999 (the "Effective Date") and are payable when and as declared by the Board of Directors of Holdings, at the rate of 1% per annum on the Liquidation Preference. No dividends shall be payable on any shares of Holdings common stock until all accrued and unpaid dividends on the preferred stock have been paid.

In accordance with SAB No. 64, *Redeemable Preferred Stock,* the Company recorded the two separate issuances of redeemable preferred stock at their respective fair values. The 5,000 shares originally issued to Bay Harbour Management L.C. ("Bay Harbour"), one of the Company's principal shareholders, were valued at $500,000. The remaining 15,000 shares were issued to the Barneys Employees Stock Plan Trust (the "Trust"). See Note 9(a) Employees Stock Plan below.

The shares of preferred stock will not be redeemable prior to January 28, 2005. On or after January 28, 2005, the preferred stock will be redeemable at the option of Holdings for cash, in whole or in part, at an aggregate redemption price equal to the Liquidation Preference, plus any accrued and unpaid dividends thereon. In addition, Holdings will be required to redeem the preferred stock in whole on January 28, 2009 at an aggregate redemption price equal to the Liquidation Preference, plus any accrued and unpaid dividends thereon.

The shares of preferred stock are convertible, in whole or in part, at the option of the holders thereof, into 162,500 shares of Holdings common stock. Any accrued and unpaid dividends on the preferred stock will be cancelled upon conversion. Conversion rights will be adjusted to provide antidilution protection for stock splits, stock combinations, mergers or other capital reorganization of Holdings. In addition, upon a sale of Holdings, Holdings' right to redeem the preferred stock will be accelerated. The preferred stock has one vote per share and votes together with the Holdings common stock on all matters other than the election of directors.

(c) Restricted Stock

Pursuant to an amendment to his employment agreement dated January 10, 2003, Holdings agreed to make a restricted stock award on February 2, 2003 of 200,000 shares of Holdings common stock to Howard Socol, the Company's Chairman, President and Chief Executive Officer. The fair value of the restricted shares was $850,000 based on the $4.25 trading price of Holdings common stock on the award date. Pursuant to the restricted stock award agreement between Holdings and Mr. Socol, until the shares vest, the shares will be held in escrow and Mr. Socol may not transfer the shares. In addition, until the shares vest, the shares are subject to a right of repurchase by Holdings upon Mr. Socol's resignation without good reason or termination by Holdings for cause. 100,000 of the shares vested on January 31, 2004 and the other 100,000 shares will vest on January 31, 2005, provided that Mr. Socol does not terminate his employment before that date. The agreement also contains an accelerated vesting provision upon the occurrence of certain events.

9. Employee Benefit Plans

(a) Employees Stock Plan

Pursuant to the plan of reorganization, Holdings established the Barneys Employees Stock Plan effective January 28, 1999 for all eligible employees and 15,000 shares of new Holdings Preferred Stock were contributed to the Barneys Employees Stock Plan Trust. This Preferred Stock will be issued to existing employees of Barneys as incentive compensation in connection with future services to be rendered to the Company. Since the 15,000 shares issued to the Trust have not yet been issued to existing employees, they are not considered as issued or outstanding. When such shares are issued to the employees, the Company will record compensation expense based on the fair value of the shares at such time. Any difference between the fair value at that time and the ultimate redemption value will be accreted as a dividend over the period up through the date on which they must be redeemed. This plan is a profit sharing plan covering all eligible employees other than those covered by a collective bargaining agreement. Contributions under this plan are at the discretion of the Company.

(b) Stock options

The Company has a stock option plan that provides for the granting of stock options to officers and key employees for purchase of Holdings' common shares. This plan is administered by the compensation committee of the Board of Directors, whose members are not eligible for grants under this plan. These options expire seven years from the date of grant and vest 20% on the date of grant, with the remainder vesting ratably over the next four years. The option price is determined by the compensation committee, but cannot be less than 100% of the fair market value of the stock (as defined) at the date the option is granted. As of January 31, 2004, there were 257,766 shares available for future grant under this option plan.

In Fiscal 2000, pursuant to his employment agreement with the Company, Howard Socol, Chairman, President and Chief Executive Officer, was granted 792,234 options from this plan to purchase an equivalent number of shares of Holdings common stock. Pursuant to an amendment to his employment agreement in Fiscal 2002, Holdings has guaranteed that, as of the date of the first change of control of Holdings, the aggregate amount of compensation derived from all stock options (previously or thereafter) granted to Mr. Socol (and the value of any shares of Holdings common stock acquired upon exercise of such stock options) will be at least $5.0 million. If Holdings achieves certain financial targets, the guarantee will increase to as much as $10.0 million. Following the change of control, Holdings will pay Mr. Socol in cash any shortfall between the aggregate value of all stock options granted to him and the guaranteed amount.

In addition to the above stock option plan, in Fiscal 1999, the Company adopted a stock option plan that provides for the granting of non-qualified stock options to non-employee members of the Company's Board of Directors. Each Eligible Director (as defined in the option plan) is granted an option to purchase 5,000 shares of Holdings common stock upon his or her initial appointment to the Board of Directors, exercisable at the fair market value of Holdings common stock at the date of grant. These options expire ten years from the date of grant and vest 50% on the date of grant, with the remainder on the first anniversary thereof. At the discretion of the Board of Directors, additional options may be granted to Eligible Directors on the date of the annual stockholders' meeting that takes place after the initial grant. As of January 31, 2004, 30,000 shares were available for future grants pursuant to this option plan.

Following is a summary of the stock option plan activity for each of the respective years:

	Shares	Weighted Average Exercise Price
Outstanding at February 3, 2001	1,292,234	$ 9.81
Granted	489,000	9.62
Canceled	(46,600)	10.04
Outstanding at February 2, 2002	1,734,634	9.75
Granted	—	—
Canceled	(107,400)	9.89
Outstanding at February 1, 2003	1,627,234	9.74
Granted	135,000	10.00
Canceled	—	—
Outstanding at January 31, 2004	1,762,234	9.76

At January 31, 2004, the outstanding options have a weighted average remaining contractual life of 5.9 years, with exercise prices ranging from $8.68 — $10.25.

Options exercisable at:

	Shares	Weighted Average Exercise Price
February 2, 2002	599,359	$ 9.74
February 1, 2003	972,318	9.77
January 31, 2004	1,483,434	9.72

There were no options granted during Fiscal 2002. The weighted average fair value of options granted during Fiscal 2001 and 2003 estimated on the date of grant using the Black Scholes option-pricing model was $2.88 and $3.77, respectively. The fair values were estimated on the date of grant using the following weighted average assumptions: risk-free interest rate range of 3.60% to 6.66% depending on grant date; dividend yield of 0%; a weighted average expected life ranging from five to 10 years; and expected volatility ranging from 37.3% to 41.5%.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized because the exercise price of the stock options equals the assumed market price of the underlying stock on the date of grant.

(c) Union Plan

Pursuant to agreements with unions, the Company is required to make periodic pension contributions to union-sponsored multiemployer plans which provide for defined benefits for all union members employed by the Company. Union pension expense aggregated $723,000, $753,000 and $771,000 in Fiscal 2003, 2002 and 2001, respectively. The Company, at present, has no intentions of withdrawing from this plan.

(d) 401(k) and Money Purchase Plan

Through December 2001, the Company maintained both a 401(k) Savings Plan and a Money Purchase Plan. All employees of the Company, except for certain employees covered by specific collective bargaining agreements, were eligible to participate in both plans. Pursuant to the terms of the 401(k) Plan, eligible participating employees can elect to contribute between 1% and 13% of their annual compensation up to the annual dollar limits set by the Internal Revenue Service. The Company will match 50% of the first 6% of the participant's elective contributions resulting in a maximum of 3% of total compensation. Effective January 2002, the Company amended the 401(k) Plan and the Money Purchase Plan. Prior to the effective date of the amendments, contributions to the Money Purchase Plan were made 100% by the Company in an amount equal to 3% of a participant's eligible compensation for the year in question, subject to a specified cap. In addition, the 401(k) Plan included a profit sharing feature whereby the Company could make a discretionary contribution of up to 3% of a participant's eligible compensation. The determination of whether or not a contribution is made and, if so, the amount thereof, is determined by the Compensation Committee. Pursuant to the amendments, the following occurred: (1) further contributions to the Money Purchase Plan were eliminated commencing with contributions for the 2002 plan year, (2) the plans were consolidated with the new plan now called the Barney's, Inc. Retirement Savings Plan, (3) the adding of a non-discretionary contribution of 1.5% of a participant's eligible compensation for the year in question subject to a specified cap and (4) an increase in the maximum discretionary contribution from 3% to 4% of a participant's eligible compensation.

The aggregate expense of these plans was $1,251,000, $1,560,000, and $1,695,000 in Fiscal 2003, 2002 and 2001, respectively.

10. Accrued Expenses

Accrued expenses consist of the following:

	January 31, 2004	February 1, 2003
	($ In thousands)	
Payroll and other employee benefit liabilities	$ 8,774	$ 9,608
Customer liabilities	13,312	11,203
Interest	3,266	3,220
Other	7,611	8,998
Accrued expenses	$ 32,963	$ 33,029

11. Other Income

Other income – net includes the following at:

	January 31, 2004	February 1, 2003	February 2, 2002
		($ In thousands)	
Finance charge income	$ 4,541	$ 4,608	$ 4,661
Income pursuant to license agreement	1,106	318	326
Insurance recoveries	—	523	926
Reversal of Predecessor Company liabilities	—	—	913
Sale of a trademark unrelated to business	—	400	—
Other	225	478	131
Total	$ 5,872	$ 6,327	$ 6,957

12. Other

Mr. Socol became a member of the board of Liz Claiborne Inc. during fiscal 2003. During fiscal 2003, the Company purchased at retail approximately $3.7 million of products from Liz Claiborne Inc.

Mr. Questrom, a member of the Board of Directors and former Chairman, President and Chief Executive Officer of the Company is also a member of the board of Polo Ralph Lauren Corporation. During Fiscal 2003, 2002, and 2001, the Company purchased at retail approximately $793,000, $1,245,000, and $1,558,000, respectively, of products from Polo Ralph Lauren Corporation.

Bay Harbour and Whippoorwill, who collectively beneficially own approximately 79% of the outstanding shares of Holdings common stock, are parties to a Stockholders Agreement, dated as of November 13, 1998 (the "Stockholders Agreement"), which sets forth their agreement with respect to certain matters relating to the shares of Holdings common stock held by them. Pursuant to the Stockholders Agreement, each of Bay Harbour and Whippoorwill have agreed to (i) grant rights of first offer as well as tag along rights in the event of a transfer of shares, (ii) grant the right to participate in an acquisition of additional shares of Holdings common stock by one of them, and (iii) give the other a right of first refusal to purchase shares of Holdings common stock which one of them has requested Holdings to register pursuant to the Registration Rights Agreement entered into on the effective date of the Company's plan of reorganization. In addition, Bay Harbour and Whippoorwill have agreed to take all actions necessary to elect three designees of each, one designee of Isetan (which right of Isetan has since expired), the chief executive officer of Holdings, and three independent directors, to the Board of Directors of Holdings. The Stockholders Agreement also generally prohibits each of Bay Harbour and Whippoorwill from voting the shares of Holdings common stock held by it in favor of amending Holdings' Certificate of Incorporation or Bylaws or a sale of the Company without the consent of the other.

On the Effective Date, pursuant to the plan of reorganization, Messrs. Greenhaus and Strumwasser, who are principals and officers of Whippoorwill, and Messrs. Teitelbaum and Van Dyke, who are principals of Bay Harbour, and Mr. Halpern, became members of the board of directors of Holdings.

Holdings guaranteed the obligations of Barney's, Inc. and its subsidiaries under the leases for the Company's flagship stores and the licensing arrangements (described in Note 7).

Approximately 37% of the Company's employees are covered under collective bargaining agreements.

13. Condensed Consolidating Financial Information

On April 1, 2003, Barney's, Inc., a subsidiary of the Company, issued $106.0 million principal amount of its 9.000% senior secured notes due April 1, 2008. Barney's, Inc. and the guarantor subsidiaries are 100% owned by Holdings. These notes have been fully and unconditionally, jointly and severally guaranteed by Holdings and each of the existing and future domestic restricted subsidiaries of Barney's, Inc. Subject to certain exceptions, Barney's, Inc. is restricted in its ability to make funds available to Holdings. The following condensed consolidating financial information of the Company is being provided pursuant to Article 3-10(d) of Regulation S-X.

Condensed Consolidating Statement of Operations

	Fiscal Year Ended January 31, 2004					
	Holdings	Barney's, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)					
Net sales	$ —	$ 357,758	$ 51,719	$ —	$ —	$ 409,477
Cost of sales	—	192,421	29,075	—	—	221,496
Gross profit	—	165,337	22,644	—	—	187,981
Expenses:						
Selling, general and administrative expenses (including occupancy expense of $33,798)	425	144,340	14,599	—	—	159,364
Depreciation and amortization	—	10,786	745	—	—	11,531
Other income — net	—	(5,872)	—	—	—	(5,872)
Operating (loss) income	(425)	16,083	7,300	—	—	22,958
Equity in net income of subsidiary	(8,240)	—	—	—	8,240	—
Interest and financing costs, net of interest income	—	15,143	—	—	—	15,143
Income before income taxes	7,815	940	7,300	—	(8,240)	7,815
Income taxes	675	—	—	—	—	675
Net income	$ 7,140	$ 940	$ 7,300	$ —	$ (8,240)	$ 7,140

	Fiscal Year Ended February 1, 2003					
	Holdings	Barney's, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)					
Net sales	$ —	$ 336,298	$ 47,065	$ —	$ —	$ 383,363
Cost of sales	—	177,218	26,797	—	—	204,015
Gross profit	—	159,080	20,268	—	—	179,348
Expenses:						
Selling, general and administrative expenses (including occupancy expense of $32,421)	—	139,850	14,963	—	—	154,813
Depreciation and amortization	—	9,233	1,527	—	—	10,760
Other income — net	—	(6,278)	(49)	—	—	(6,327)
Operating income	—	16,275	3,827	—	—	20,102
Equity in net income of subsidiary	(9,027)	—	—	—	9,027	—
Interest and financing costs, net of interest income	(39)	11,075	—	—	—	11,036
Income before income taxes	9,066	5,200	3,827	—	(9,027)	9,066
Income taxes	600	—	—	—	—	600
Net income	$ 8,466	$ 5,200	$ 3,827	$ —	$ (9,027)	$ 8,466

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Operations

	Fiscal Year Ended February 2, 2002					
	Holdings	Barney's, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)					
Net sales	$ —	$ 323,722	$ 47,447	$ —	$ —	$ 371,169
Cost of sales	—	181,908	26,937	—	—	208,845
Gross profit	—	141,814	20,510	—	—	162,324
Expenses:						
Selling, general and administrative expenses (including occupancy expense of $31,367)	—	138,488	16,330	—	—	154,818
Depreciation and amortization	—	17,070	1,732	—	—	18,802
Other income — net	—	(6,345)	(612)	—	—	(6,957)
Operating (loss) income	—	(7,399)	3,060	—	—	(4,339)
Equity in net loss of subsidiary	15,098	—	—	—	(15,098)	—
Interest and financing costs, net of interest income	(366)	7,107	3,652	—	—	10,393
Loss before income taxes	(14,732)	(14,506)	(592)	—	15,098	(14,732)
Income taxes	439	—	—	—	—	439
Net loss	$ (15,171)	$ (14,506)	$ (592)	$ —	$ 15,098	$ (15,171)

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

	January 31, 2004					
	Holdings	Barney's, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands, except share data)					
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 15,029	$ 537	$ —	$ —	$ 15,566
Receivables, less allowances of $4,077	—	28,354	298	—	—	28,652
Inventories	—	51,337	10,198	—	—	61,535
Other current assets	2,787	6,769	373	—	—	9,929
Total current assets	2,787	101,489	11,406	—	—	115,682
Fixed assets at cost, less accumulated depreciation and amortization of $48,754	—	45,209	2,560	—	—	47,769
Excess reorganization value	—	147,226	—	—	—	147,226
Investment in and advances to subsidiary	165,135	29,660	—	—	(194,795)	—
Other assets	—	7,912	11	—	—	7,923
Total assets	$ 167,922	$ 331,496	$ 13,977	$ —	$ (194,795)	$ 318,600
Liabilities and Stockholders' Equity						
Current liabilities:						
Accounts payable	$ —	$ 23,747	$ 269	$ —	$ —	$ 24,016
Accrued expenses	102	25,997	6,864	—	—	32,963
Net affiliate payable	—	125,045	33,493	—	(158,538)	—
Total current liabilities	102	174,789	40,626	—	(158,538)	56,979
Long-term debt	—	90,536	—	—	—	90,536
Other long-term liabilities	2,293	3,825	(1,325)	—	—	4,793
Series A Redeemable Preferred Stock — Aggregate liquidation preference $2,000	500	—	—	—	—	500
Commitments and contingencies						
Stockholders' equity:						
Preferred stock	—	—	214	—	(214)	—
Common stock — $.01 par value; authorized 25,000,000 shares — issued 14,103,227 shares	141	—	341	—	(341)	141
Additional paid-in capital	169,187	—	45,176	—	(45,176)	169,187
Accumulated other comprehensive income	—	765	—	—	—	765
Retained deficit	(4,301)	61,581	(71,055)	—	9,474	(4,301)
Total stockholders' equity	165,027	62,346	(25,324)	—	(36,257)	165,792
Total liabilities and stockholders' equity	$ 167,922	$ 331,496	$ 13,977	$ —	$ (194,795)	$ 318,600

Notes to Consolidated Financial Statements

Condensed Consolidating Balance Sheet

	February 1, 2003					
	Holdings	Barney's, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands, except share data)					
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ 6,666	$ 445	$ —	$ —	$ 7,111
Receivables, less allowances of $4,225	—	24,575	382	—	—	24,957
Inventories	—	52,879	9,373	—	—	62,252
Other current assets	1,507	6,097	304	—	—	7,908
Total current assets	1,507	90,217	10,504	—	—	102,288
Fixed assets at cost, less accumulated depreciation and amortization of $37,290	—	47,550	2,913	—	—	50,463
Excess reorganization value	—	147,764	—	—	—	147,764
Investment in and advances to subsidiary	156,113	29,659	—	—	(185,772)	—
Other assets	—	1,327	11	—	—	1,338
Total assets	$ 157,620	$ 316,517	$ 13,428	$ —	$ (185,772)	$ 301,793
Liabilities and Stockholders' Equity						
Current liabilities:						
Current maturities of long-term debt	$ —	$ 425	$ —	$ —	$ —	$ 425
Revolving credit facility	—	10,480	—	—	—	10,480
Net affiliate payable	—	115,208	42,547	—	(157,755)	—
Accounts payable	—	20,521	226	—	—	20,747
Accrued expenses	598	28,382	4,049	—	—	33,029
Total current liabilities	598	175,016	46,822	—	(157,755)	64,681
Long-term debt	—	65,051	—	—	—	65,051
Other long-term liabilities	1,434	15,313	(770)	—	—	15,977
Series A Redeemable Preferred Stock — Aggregate liquidation preference $2,000	500	—	—	—	—	500
Commitments and contingencies						
Stockholders' equity:						
Preferred stock	—	—	214	—	(214)	—
Common stock — $.01 par value; authorized 25,000,000 shares — issued 13,903,227 shares	139	—	341	—	(341)	139
Additional paid-in capital	166,390	—	45,176	—	(45,176)	166,390
Accumulated other comprehensive income	—	496	—	—	—	496
Retained deficit	(11,441)	60,641	(78,355)	—	17,714	(11,441)
Total stockholders' equity	155,088	61,137	(32,624)	—	(28,017)	155,584
Total liabilities and stockholders' equity	$ 157,620	$ 316,517	$ 13,428	$ —	$ (185,772)	$ 301,793

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	Fiscal Year Ended January 31, 2004					
	Holdings	Barney's, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
	(In thousands)					
Cash flows from operating activities:						
Net income	$ 7,140	$ 940	$ 7,300	$ —	$ (8,240)	$ 7,140
Adjustments to reconcile net income to net cash (used in) provided by operating activities:						
Depreciation and amortization	—	15,099	745	—	—	15,844
Write-off of fixed assets	—	200	—	—	—	200
Write-off of unamortized bank fees	—	364	—	—	—	364
Deferred compensation	425	—	—	—	—	425
Deferred rent	—	2,509	445	—	—	2,954
Equity in net income of subsidiary	(8,240)	—	—	—	8,240	—
Decrease (increase) in:						
Receivables	—	(3,779)	84	—	—	(3,695)
Inventories	—	1,542	(825)	—	—	717
Other current assets	—	(396)	(69)	—	—	(465)
Long-term assets	—	(1,953)	—	—	—	(1,953)
Increase (decrease) in:						
Accounts payable and accrued expenses	42	841	2,858	—	—	3,741
Net cash (used in) provided by operating activities	(633)	15,367	10,538	—	—	25,272
Cash flows from investing activities:						
Fixed asset additions	—	(8,644)	(392)	—	—	(9,036)
Investment in and advances to subsidiary	633	9,421	(10,054)	—	—	—
Net cash provided by (used in) investing activities	633	777	(10,446)	—	—	(9,036)
Cash flows from financing activities:						
Proceeds from debt	—	398,270	—	—	—	398,270
Repayments of debt	—	(416,325)	—	—	—	(416,325)
Proceeds from senior notes issuance	—	90,100	—	—	—	90,100
Repayments of long-term debt	—	(58,064)	—	—	—	(58,064)
Repayments of deferred rent obligation	—	(15,000)	—	—	—	(15,000)
Loan origination fees	—	(6,762)	—	—	—	(6,762)
Net cash used in financing activities	—	(7,781)	—	—	—	(7,781)
Net increase in cash and cash equivalents	—	8,363	92	—	—	8,455
Cash and cash equivalents — beginning of period	—	6,666	445	—	—	7,111
Cash and cash equivalents — end of period	$ —	$ 15,029	$ 537	$ —	$ —	$ 15,566

Condensed Consolidating Statement of Cash Flows

	Fiscal Year Ended February 1, 2003					
	Holdings	Barney's, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
			(In thousands)			
Cash flows from operating activities:						
Net income	$ 8,466	$ 5,200	$ 3,827	$ —	$ (9,027)	$ 8,466
Adjustments to reconcile net income to net cash (used in) provided by operating activities:						
Depreciation and amortization	—	10,493	1,527	—	—	12,020
Write-off of unamortized bank fees	—	641	—	—	—	641
Deferred rent	—	1,772	412	—	—	2,184
Equity in net income of subsidiary	(9,027)	—	—	—	9,027	—
Decrease (increase) in:						
Receivables	—	1,836	(104)	—	—	1,732
Inventories	—	(9,877)	74	—	—	(9,803)
Other current assets	—	(727)	(51)	—	—	(778)
Increase (decrease) in:						
Accounts payable and accrued expenses	(444)	2,890	(2,767)	—	—	(321)
Net cash (used in) provided by operating activities	(1,005)	12,228	2,918	—	—	14,141
Cash flows from investing activities:						
Fixed asset additions	—	(10,752)	(330)	—	—	(11,082)
Restricted cash	—	200	—	—	—	200
Investment in and advances to subsidiary	(5,792)	8,626	(2,821)	(13)	—	—
Net cash used in investing activities	(5,792)	(1,926)	(3,151)	(13)	—	(10,882)
Cash flows from financing activities:						
Proceeds from debt	—	439,691	—	—	—	439,691
Repayments of debt	—	(445,216)	—	—	—	(445,216)
Payment of bank fees	—	(1,458)	—	—	—	(1,458)
Net cash used in financing activities	—	(6,983)	—	—	—	(6,983)
Net (decrease) increase in cash and cash equivalents	(6,797)	3,319	(233)	(13)	—	(3,724)
Cash and cash equivalents — beginning of period	6,797	3,347	678	13	—	10,835
Cash and cash equivalents — end of period	$ —	$ 6,666	$ 445	$ —	$ —	$ 7,111

Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Cash Flows

	Fiscal Year Ended February 2, 2002					
	Holdings	Barney's, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
	(in thousands)					
Cash flows from operating activities:						
Net loss	$ (15,171)	$ (14,506)	$ (592)	$ —	$ 15,098	$ (15,171)
Adjustments to reconcile net loss to net cash provided by operating activities:						
Depreciation and amortization	—	18,262	1,732	—	—	19,994
Deferred rent	217	2,024	426	—	—	2,667
Equity in net loss of subsidiary	15,098	—	—	—	(15,098)	—
Decrease (increase) in:						
Receivables	—	888	154	—	—	1,042
Inventories	—	7,105	1,678	—	—	8,783
Other current assets	(217)	928	84	—	—	795
Long-term assets	—	(4)	—	—	—	(4)
Increase (decrease) in:						
Accounts payable and accrued expenses	80	(2,990)	(1,185)	—	—	(4,095)
Net cash provided by operating activities	7	11,707	2,297	—	—	14,011
Cash flows from investing activities:						
Fixed asset additions	—	(11,182)	(800)	—	—	(11,982)
Contributions from landlords	—	613	—	—	—	613
Investment in and advances to subsidiary	(5,216)	7,267	(2,051)	—	—	—
Net cash used in investing activities	(5,216)	(3,302)	(2,851)	—	—	(11,369)
Cash flows from financing activities:						
Proceeds from debt	—	397,613	—	—	—	397,613
Repayments of debt	—	(406,264)	—	—	—	(406,264)
Payment of bank fees	—	(525)	—	—	—	(525)
Net cash used in financing activities	—	(9,176)	—	—	—	(9,176)
Net decrease in cash and cash equivalents	(5,209)	(771)	(554)	—	—	(6,534)
Cash and cash equivalents — beginning of period	12,006	4,118	1,232	13	—	17,369
Cash and cash equivalents — end of period	$ 6,797	$ 3,347	$ 678	$ 13	$ —	$ 10,835

14. Quarterly Financial Data (Unaudited)

	2003 – Quarter Ended			
	5/3/03	8/2/03	11/1/03	1/31/04
	(in thousands, except per share amounts)			
Net sales	$ 91,385	$ 88,707	$ 111,893	$ 117,492
Gross profit	40,788	40,543	50,705	55,945
Net (loss) income	(1,210)	(2,102)	4,141	6,311
Basic EPS	(0.09)	(0.15)	0.29	0.45
Diluted EPS	(0.09)	(0.15)	0.29	0.44

	2002 – Quarter Ended			
	5/4/02	8/3/02	11/2/02	2/1/03
	(in thousands, except per share amounts)			
Net sales	$ 92,475	$ 81,603	$ 103,299	$ 105,986
Gross profit	42,469	40,157	46,249	50,473
Net income (loss)	478	(439)	2,877	5,550
Basic and diluted EPS	0.03	(0.03)	0.21	0.40

Schedule I

Condensed Financial Information of Registrant

Condensed Statements of Operations

	Fiscal Year Ended Jan. 31, 2004	Fiscal Year Ended Feb. 1, 2003	Fiscal Year Ended Feb. 2, 2002
		(in thousands)	
Expenses:			
Selling, general and administrative expenses	$ 425	$ —	$ —
Loss before interest and financing costs, equity in net (income) loss of subsidiary and income taxes	425	—	—
Equity in net (income) loss of subsidiary	(8,240)	(9,027)	15,098
Interest and financing costs, net of interest income	—	(39)	(366)
Income (loss) before income taxes	7,815	9,066	(14,732)
Income taxes	675	600	439
Net income (loss)	$ 7,140	$ 8,466	$ (15,171)

Condensed Balance Sheets

	Fiscal Year Ended Jan. 31, 2004	Fiscal Year Ended Feb. 1, 2003
	(in thousands, except share data)	
Assets		
Current assets:		
Other current assets	$ 2,787	$ 1,507
Total current assets	2,787	1,507
Investment in and advances to subsidiary	165,135	156,113
Total assets	$ 167,922	$ 157,620
Liabilities and Stockholders' Equity		
Current liabilities:		
Accrued expenses	$ 102	$ 598
Total current liabilities	102	598
Other long-term liabilities	2,293	1,434
Series A Redeemable Preferred Stock — Aggregate liquidation preference $2,000	500	500
Commitments and contingencies		
Stockholders' equity:		
Common stock — $.01 par value; authorized 25,000,000 shares — issued 14,103,227 shares	141	139
Additional paid-in capital	169,187	166,390
Retained deficit	(4,301)	(11,441)
Total stockholders' equity	165,027	155,088
Total liabilities and stockholders' equity	$ 167,922	$ 157,620

Schedule I

Condensed Financial Information of Registrant — (Continued)

Condensed Statements of Cash Flows

	Fiscal Year Ended Jan. 31, 2004	Fiscal Year Ended Feb. 1, 2003	Fiscal Year Ended Feb. 2, 2002
		(in thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 7,140	$ 8,466	$ (15,171)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Equity in net (income) loss of subsidiary	(8,240)	(9,027)	15,098
Deferred compensation	425	—	—
Deferred rent	—	—	217
Decrease (increase) in:			
Other current assets	—	—	(217)
Increase (decrease) in:			
Accounts payable and accrued expenses	42	(444)	80
Net cash (used in) provided by operating activities	(633)	(1,005)	7
Cash flows from investing activities:			
Investment in and advances to subsidiary	633	(5,792)	(5,216)
Net cash used in investing activities	633	(5,792)	(5,216)
Net decrease in cash and cash equivalents	—	(6,797)	(5,209)
Cash and cash equivalents — beginning of period	—	6,797	12,006
Cash and cash equivalents — end of period	$ —	$ —	$ 6,797

Note to *Condensed Financial Statements*

A. Basis of Presentation

The condensed financial statements of the Company are provided in compliance with the requirements of Rule 5-04 and 12-04 of Regulation S-X.

In the Company's condensed financial statements, the Company's investment in subsidiaries is stated at cost plus equity in the undistributed earnings of the subsidiaries. The Company's share of net income (loss) of its subsidiaries is included in net income (loss) using the equity method of accounting. The condensed financial statements should be read in conjunction with the Company's consolidated financial statements.

Schedule II

Valuation and Qualifying Accounts

January 31, 2004

Column A	Column B	Column C		Column D	Column E
		Additions			
	Balance at Beginning of Period	Charged to Costs and Expenses(a)	Charged to Other Accounts	Deductions(b)	Balance at End of Period
			(in thousands)		
Year ended February 2, 2002					
Deducted from asset accounts:					
Allowance for returns and doubtful accounts	$ 4,328	$ 1,840	$ —	$ 1,680	$ 4,488
Year ended February 1, 2003					
Deducted from asset accounts:					
Allowance for returns and doubtful accounts	$ 4,488	$ 1,323	$ —	$ 1,586	$ 4,225
Year ended January 31, 2004					
Deducted from asset accounts:					
Allowance for returns and doubtful accounts	$ 4,225	$ 1,408	$ —	$ 1,556	$ 4,077

(a) Primarily provisions for doubtful accounts.

(b) Primarily uncollectible accounts charged against the allowance provided therefor.



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Board of Directors

Shelley F. Greenhaus
Principal, President and
Managing Director
Whippoorwill Associates, Inc.

John Halpern
Partner
Halpern, Denny & Company

Yasuo Okamoto
Member
Hughes, Hubbard & Reed LLP

Allen I. Questrom
Chairman and
Chief Executive Officer
J.C.Penney Company

Howard Socol
Chairman of the Board,
President and
Chief Executive Officer

Carl Spielvogel
Chairman and
Chief Executive Officer
Carl Spielvogel Associates, Inc.

David A. Strumwasser
Principal, General Counsel and
Managing Director
Whippoorwill Associates, Inc.

Robert J. Tarr, Jr.
Vice Chairman of the Board,
Former Pres., CEO & COO
of Harcourt General and
The Neiman Marcus Group

Douglas P. Teitelbaum
Principal
Bay Harbour Management L.C.

Steven A. Van Dyke
Principal
Bay Harbour Management L.C

Executive Officers

Howard Socol
Chairman of the Board,
President and
Chief Executive Officer

Judy Collinson
Executive Vice President
Women's Merchandising

Tom Kalenderian
Executive Vice President
Men's Merchandising

Marc H. Perlowitz
Executive Vice President
General Counsel and Human
Resources and Secretary

Karl Hermanns
Executive Vice President
Operations

Michael Celestino
Executive Vice President
Stores

Steven M. Feldman
Executive Vice President
and Chief Financial Officer

David New
Executive Vice President
Creative Services

Vincent Phelan
Senior Vice President
Treasurer

Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
800.937.5449
www.amstock.com

Auditors

Ernst & Young LLP
5 Times Square
New York, NY 10036

Investor Information

212.450.8639
vphelan@barneys.com

Executive Offices

575 Fifth Avenue
New York, NY 10017
212.339.7300

Annual Meeting

The Annual Meeting of
stockholders will be held on
June 17, 2004 at 10:00 am
at the offices of
Weil, Gotshal & Manges LLP,
767 Fifth Avenue
New York, NY 10153

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Taste. Luxury. Humor.

BARNEYS
NEW YORK

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